
13001948


COMMUNITY
SHORES BANK
CORPORATION

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS, PROXY STATEMENT AND 2012 ANNUAL REPORT

COMMUNITY
SHORES BANK
CORPORATION


SEC MAIL PROCESSING
RECEIVED
APR 16 2013
WASH, D.C.
193
SECTION

1030 W. Norton Avenue
Muskegon, Michigan 49441

Notice of Annual Meeting of Shareholders To Be Held on May 16, 2013

To our Shareholders:

The 2013 annual meeting of shareholders of Community Shores Bank Corporation will be held at the Muskegon Country Club, 2801 Lakeshore Drive, Muskegon, Michigan 49441, on Thursday, May 16, 2013, at 9:00 a.m., local time. The meeting is being held for the purpose of considering and voting on the following matters:

1 Election of one class II director for a two-year term and two class III directors for a three-year term.

2. Ratification of the appointment of BDO USA, LLP as our independent registered public accounting firm for 2013.

3. An advisory vote to approve the compensation of our named executive officers disclosed in this proxy statement.

4. An advisory vote on the frequency of advisory approval of the compensation of our named executive officers.

5. Such other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

All shareholders of record at the close of business on Monday, March 18, 2013 are entitled to notice of and to vote at the meeting and any postponements or adjournments of the meeting.

Your vote is important. We urge you to submit your proxy (1) over the internet, (2) by telephone or (3) by mail, whether or not you plan to attend the meeting in person. For specific instructions, please refer to the questions and answers beginning on the first page of the proxy statement and the instructions on the proxy card relating to the annual meeting. We would appreciate receiving your proxy by Thursday, May 9, 2013.

By Order of the Board of Directors,

Heather D. Brolick

Heather D. Brolick
President and Chief Executive Officer

Dated: April 12, 2013

Community Shores Bank Corporation

Proxy Statement
For the Annual Meeting of Shareholders
To Be Held on May 16, 2013

Table of Contents

	Page
Proxy Statement	1
Information About the Annual Meeting and Voting	1
Stock Ownership of Certain Beneficial Owners and Management	5
Proposal #1 Election of Directors*	7
Corporate Governance	10
Audit Committee Report	14
Executive Compensation	15
Transactions with Related Persons	17
Section 16(a) Beneficial Ownership Reporting Compliance	17
Proposal #2 Ratification of Appointment of Independent Registered Public Accounting Firm*	18
Proposal #3 Advisory Vote on Executive Compensation of our Named Executive Officers*	20
Proposal #4 Advisory Vote on the Frequency of Advisory Approval of the Compensation of our Named Executive Officers*	21
Shareholder Proposals for 2014 Annual Meeting	21
Other Matters	21

*To be voted on at the meeting

Community Shores Bank Corporation
1030 W. Norton Avenue
Muskegon, Michigan 49441

April 12, 2013

Proxy Statement
For the Annual Meeting of Shareholders
To Be Held on May 16, 2013

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Community Shores Bank Corporation ("we," "our" or "Community Shores"). The proxies are being solicited for use at the annual meeting of shareholders to be held on Thursday, May 16, 2013 at 9:00 a.m., local time, at the Muskegon Country Club, 2801 Lakeshore Drive, Muskegon, Michigan 49441, and at any and all adjournments of the meeting. Distribution of this proxy statement is scheduled to begin on or about April 12, 2013.

Information About the Annual Meeting and Voting

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act upon the matters outlined in the accompanying notice of the meeting and described in this proxy statement. These matters include the election of directors and the ratification of the selection of our independent registered public accounting firm.

Please read this proxy statement carefully. You should consider the information contained in this proxy statement when deciding how to vote your shares.

Who is entitled to vote?

The Board of Directors has set March 18, 2013 as the record date for the annual meeting. If you were a shareholder of record at the close of business on the record date, March 18, 2013, you are entitled to receive notice of the meeting and to vote your shares at the meeting. Holders of Community Shores common stock are entitled to one vote per share.

What is the difference between a "shareholder of record" and a "street name" holder?

These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, Registrar and Transfer Company, you are a "shareholder of record." If your shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares. However, you still are considered the beneficial owner of those shares, and your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instructions provided by it.

Who can attend the meeting?

All shareholders as of the record date, or their duly appointed proxies, may attend the meeting.

What is a proxy?

A proxy is your designation of another person to vote on your behalf. The other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. When you designate a proxy, you also may direct the proxy how to vote your shares. We sometimes refer to this as your "proxy vote." By completing and returning the enclosed proxy card, or voting by internet or telephone, you are giving the persons appointed as proxies by our Board of Directors the authority to vote your shares.

What is a proxy statement?

It is a document that we are required to give you, or provide you access to, in accordance with regulations of the Securities and Exchange Commission (the "SEC"), when we ask you to designate proxies to vote your shares of our common stock at a meeting of our shareholders. The proxy statement includes information regarding the matters to be acted upon at the meeting and certain other information required by regulations of the SEC.

How many shares must be present to hold the meeting?

At least a majority of the shares of our common stock outstanding on the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares are counted as present at the meeting if:

- you are present and vote in person at the meeting; or
- you have properly submitted a proxy by mail, telephone or internet.

As of the record date, 1,468,800 shares of our common stock were outstanding and entitled to vote. Proxies that are received and voted as withholding authority, abstentions, and broker non-votes (where a bank, broker or nominee does not exercise discretionary authority to vote on a matter) will be included in the calculation of the number of shares considered to be present at the meeting.

How do I vote my shares?

If you are a shareholder of record as of the record date, you can give a proxy to be voted at the meeting in any of the following ways:

- over the telephone by calling a toll-free number;
- electronically, using the internet; or
- by completing, signing and mailing the enclosed proxy card.

The telephone and internet voting procedures have been set up for your convenience. We encourage you to reduce corporate expense by submitting your vote by telephone or internet. The procedures have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a shareholder of record and you would like to submit your proxy by telephone or internet, please refer to the specific instructions provided on the enclosed proxy card. If you wish to submit your proxy by mail, please return your signed proxy card to us before the annual meeting.

If the shares you own are held in street name, your broker, bank or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. Your broker, bank or other nominee is required to send you directions on how to vote those shares. If you do not give instructions to your broker, bank or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of non-discretionary items, the shares that do not receive voting instructions will be treated as "broker non-votes."

If, as of the record date, you are a shareholder of record and you attend the meeting, you may vote in person at the meeting. Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting. If you are a street name holder, you may vote your shares in person at the meeting only if you obtain a signed letter or other document from your broker, bank, trust or other nominee giving you the right to vote the shares at the meeting. If you have questions about attending or would like directions to the annual meeting, please write to the Secretary, Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441 or call 231-780-1858.

What does it mean if I receive more than one proxy card or voting instruction form?

If you receive more than one proxy card or voting instruction form, it means that you hold shares registered in more than one account. To ensure that all of your shares are voted, sign and return each proxy card, or if you submit your proxy vote by telephone or internet, vote once for each proxy card or voting instruction form you receive.

What if I do not specify how I want my shares voted?

If you submit a signed proxy card or submit your proxy by telephone or internet and do not specify how you want to vote your shares, the proxies will vote your shares:

- FOR the election of all of the nominees for director;
- FOR the ratification of the appointment of BDO USA, LLP as our independent registered public accounting firm for 2013;
- FOR the advisory approval of the compensation of our named executive officers disclosed in this proxy statement;
- FOR "One Year" with regard to the advisory vote on the frequency of advisory approval of the compensation of our named executive officers; and
- In the discretion of the persons named as proxies as to all other matters that may be properly presented at the annual meeting.

Can I change my proxy after submitting my proxy?

Yes, you may revoke your proxy and change your vote at any time before your proxy is voted at the annual meeting. If you are a shareholder of record, you may revoke your proxy and change your vote by submitting a later-dated proxy by telephone, internet or mail, by voting in person at the meeting, or by delivering to our Secretary a written notice of revocation. Attending the meeting will not revoke your proxy unless you specifically request to revoke it.

What is the vote required to approve each matter?

Election of Directors. The affirmative vote of a plurality of the votes cast at the meeting is required for nominees to be elected as directors. Votes withheld and broker non-votes are not counted toward a nominee's total.

Independent Registered Public Accounting Firm. The affirmative vote of a majority of the common stock present in person or by proxy at the meeting and voting on the matter is necessary to approve the ratification of our independent registered public accounting firm. For purposes of counting votes on this matter, abstentions and broker non-votes will not be counted as shares voted on the matter.

Advisory approval of compensation of our named executive officers. Because this is an advisory vote, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements. For purposes of counting votes on this matter, abstentions and broker non-votes will not be counted as shares voted on the matter.

Advisory vote on the frequency of advisory approval of the compensation of our named executive officers. Because this is an advisory vote, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering how frequently to hold future votes on executive compensation arrangements. For purposes of counting votes on this matter, abstentions and broker non-votes will not be counted as shares voted on the matter.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our Board of Directors does not know of any matters which may come before the meeting, other than the matters described in this proxy statement. Should any other matter requiring a vote of the shareholders arise and be properly presented at the annual meeting, the proxy gives the persons named in the proxy and designated to vote the shares discretionary authority to vote or otherwise act with respect to any such matter in accordance with their best judgment.

How does the Board recommend that I vote?

The Board of Directors recommends that you vote:

- FOR the election of all of the nominees for director;
- FOR the ratification of the appointment of BDO USA, LLP as our independent registered public accounting firm for 2013;
- FOR the advisory approval of the compensation of our named executive officers disclosed in this proxy statement; and
- FOR "One Year" with regard to the advisory vote on the frequency of advisory approval of the compensation of our named executive officers.

Who pays for this proxy solicitation?

All costs of soliciting proxies will be borne by us. Our directors, officers, and other employees, and employees of our subsidiary, Community Shores Bank (the "Bank"), may, without compensation other than their regular compensation, solicit proxies by further mailing or personal conversation, or by telephone, facsimile or electronic means. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding soliciting material to the beneficial owners of our common stock.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 16, 2013:

Our proxy statement and 2012 annual report are available at www.proxyvote.com.

Stock Ownership of Certain Beneficial Owners and Management

The following table presents information regarding the beneficial ownership of our common stock by each person known to us to beneficially own more than 5% of our outstanding shares of common stock as of March 11, 2013.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class Beneficially Owned
Bruce J. Essex, Jr. and Port City Metal Products, Inc. 1985 E. Laketon Avenue Muskegon, Michigan 49442 (1)	125,250	8.5%
Gordon H. Girod Trust and its trustees, Norma J. Girod, Stephen J. Girod and Gerald J. Girod 3677 Lakeshore Drive North Holland, Michigan 49424 (2)	100,000	6.8%
Bruce J. Essex 1985 E. Laketon Avenue Muskegon, Michigan 49442 (3)	81,362	5.5%

(1) This information is based on a Schedule 13G filed by Bruce J. Essex, Jr. on July 7, 2012, and subsequently confirmed with Mr. Essex, Jr. The Schedule 13G discloses that Mr. Essex, Jr. has sole voting and dispositive power for 119,000 shares. It also discloses that Port City Metal Products, Inc. owns 6,250 of these shares, over which Mr. Essex Jr. has shared voting and dispositive power, and that Mr. Essex, Jr. is the President and Chief Executive Officer and a substantial majority owner of Port City Metal Products, Inc. Mr. Essex, Jr.'s father, Bruce J. Essex, is a member of our Board of Directors.

(2) This information is based on a Schedule 13G filed by the Gordon H. Girod Trust and its trustees, Norma J. Girod, Stephen J. Girod and Gerald J. Girod, and subsequently confirmed by one of the trustees. The Schedule 13G discloses that the trust has sole voting and dispositive power for these 100,000 shares, and that each of the trustees has shared voting and dispositive power for these 100,000 shares. The Schedule 13G discloses the address set forth in the table for the trust and Mr. Gerald Girod, for Mrs. Norma Girod, 2207 Lanco Drive N.W., Grand Rapids, Michigan 49504, and for Mr. Stephen Girod, 673 Lakeside Drive, Macatawa, Michigan 49434.

(3) This information is based on a Schedule 13G filed by Bruce J. Essex, who is a member of our Board of Directors, on February 16, 2010, and subsequently confirmed with Mr. Essex. The Schedule 13G discloses that Mr. Essex has sole voting and dispositive power for 23,595 of these shares, and shared voting and dispositive power for 57,767 of these shares.

The following table presents information regarding the beneficial ownership of our common stock, as of March 11, 2013, by each of our directors, each nominee for election as a director, our executive officers named in the Summary Compensation Table, and all of our directors and executive officers as a group.

Name of Beneficial Owner	Amount Beneficially Owned (1)	Percent of Class Beneficially Owned (6)
Gary F. Bogner•	64,130	4.4%
Heather D. Brolick•	11,910(2)	*
Robert L. Chandonnet•	67,630	4.6%
Bruce J. Essex•	81,362(3)	5.5%
Julie K. Greene•	0	*
Steven P. Moreland•	0	*
John M. Clark	0	*
Tracey A. Welsh	5,967(4)	*
All directors and executive officers as a group (8 persons)	230,999(5)	15.6%

- • Member of our Board of Directors.
- * Less than one percent.

(1) The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of March 11, 2013 through the exercise of any stock options or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) over the shares set forth in the table. For each person, the number of shares included in the table because the person has options to acquire the shares is set forth below.

Name	Shares	Name	Shares	Name	Shares
Mr. Bogner	4,000	Mr. Clark	0	Mr. Moreland	0
Ms. Brolick	0	Mr. Essex	4,000	Ms. Welsh	0
Mr. Chandonnet	4,000	Ms. Greene	0		

(2) Includes 9,410 shares that Ms. Brolick owns under the Bank's 401(k) plan.

(3) Includes 6,250 shares owned by Port City Die Cast, a corporation solely owned by Mr. Essex, and 767 shares owned by Mr. Essex's spouse.

(4) Includes 5,857 shares that Ms. Welsh owns under the Bank's 401(k) plan.

(5) Includes 12,000 shares that such persons have the right to acquire within 60 days of March 11, 2013 pursuant to our 1998 Director Stock Option Plan, and 15,267 shares that such persons own under the Bank's 401(k) plan.

(6) The percentages shown are based on the 1,468,800 shares of our common stock outstanding as of March 11, 2013, plus the number of shares that the named person or group has the right to acquire within 60 days of March 11, 2013. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares that the person or group has the right to acquire within 60 days after March 11, 2013 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

Election of Directors

Classes of Directors and Nominees

Our articles of incorporation and bylaws provide that our Board of Directors will consist of between six and fifteen directors, with the exact number of directors determined from time to time by our Board of Directors. Our Board of Directors has presently fixed the number of directors at six. Our articles of incorporation and bylaws also provide that the directors will be divided into three classes — class I, class II and class III — with each class serving a staggered three-year term, and with the number of directors in each class being as nearly equal as possible.

There are currently two directors in each of class I, class II, and class III. Following this year's annual meeting, the class I, class II and class III directors will serve until the annual meeting of shareholders that will be held in 2014, 2015 and 2016, respectively, and until their successors are elected and qualified. At each annual meeting of shareholders, directors of one of the three classes are elected for a term of three years to succeed the directors whose terms are expiring. Because Community Shores did not hold an annual meeting in 2012, class II directors were not elected in 2012. As a result, our class II directors, Steven P. Moreland and Julie K. Greene, continued in office in accordance with the provisions of our articles of incorporation and our class II directors will stand for re-election to a two-year term at the 2013 annual meeting, subject to the note below regarding Mr. Moreland.

Our Board of Directors has nominated Julie K. Greene as a class II director for a two-year term expiring at the 2015 annual meeting and Bruce J. Essex and Heather D. Brolick as class III directors for three-year terms expiring at the 2016 annual meeting. Ms. Greene is presently a class II director. Mr. Essex and Ms. Brolick are presently class III directors, whose terms expire at the May 16, 2013 annual meeting. The other members of our Board, who are class I directors, will continue in office in accordance with their previous elections until the expiration of their terms at the 2014 annual meeting.

We note that the Board is only nominating one class II director for two available class II Board seats. Mr. Moreland provided notice to Community Shores, on March 27, 2013, that he would be unable to stand for re-election due to other professional commitments. As such, Mr. Moreland has not been nominated for re-election this year. We thank him for his valuable service on our Board. Our Governance Committee was unable to provide a second class II nominee in advance of publication of this proxy statement due to the timing of Mr. Moreland's notice of his inability to stand for re-election and advance approval requirements of prospective members of our Board imposed by our banking regulators. As a result, there will be one class II vacancy on our Board following the 2013 annual meeting, which may be filled by majority vote of the remaining directors in accordance with our bylaws.

Our Board of Directors recommends that you vote FOR each of the three nominees named above.

Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for the election of the nominees. All of the nominees have indicated their willingness to continue to serve. If any nominee should become unwilling or unavailable to serve, our Board of Directors may select a substitute nominee, and in that event the proxies intend to vote all proxies for the person selected. If a substitute nominee is not selected, the proxies intend to vote for the election of the remaining nominees. Our Board of Directors has no reason to believe that any of the nominees will become unavailable.

Information About Directors, Nominees and Executive Officers

Information about our directors, nominees for election as a director, and executive officers is set forth below. Each nominee and continuing member of our Board of Directors is also a director of the Bank. There are no family relationships among any of our directors, nominees for director and executive officers.

Name, Age, and Position with Community Shores and the Bank	Has Served As Director Since	Year When Term As a Director Expires
Class I Directors		
Gary F. Bogner, 70, Director, Non-officer Chairman of the Boards of Community Shores and the Bank	1998	2014
Robert L. Chandonnet, 68, Director, Non-officer Vice Chairman of the Boards of Community Shores and the Bank	1998	2014
Class II Director (not standing for re-election)		
Steven P. Moreland, 56, Director	2006	2012
Class II Director (and nominee for term expiring in 2015)		
Julie K. Greene, 54, Director	2011	2012
Class III Directors (and nominees for terms expiring in 2016)		
Heather D. Brolick, 53, Director, President and Chief Executive Officer of Community Shores and the Bank	2006	2013
Bruce J. Essex, 63, Director	1998	2013
Executive Officers (Who Are Not Also Directors)		
Tracey A. Welsh, 47, Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and the Bank		
John M. Clark, 51, Senior Vice President and Secretary of Community Shores, Senior Vice President, Commercial Loan Department Head and Secretary of the Bank		

Our executive officers are generally elected each year at the annual meeting of our Board of Directors that follows the annual meeting of our shareholders. Their terms of office are at the discretion of our Board of Directors.

The factual information below for each nominee for election as a director, each director whose term of office will continue after the annual meeting, and for each executive officer, has been provided by that person. The particular experience, qualifications, attributes or skills that led our Board of Directors to conclude that each should serve on our Board, in light of our business and structure, was determined by our Board or its Governance Committee.

Gary F. Bogner (Director and Non-Officer Chairman of the Boards of Community Shores and the Bank) is a lifelong resident of Muskegon County. Mr. Bogner has been engaged in the business of real estate development since 1973, and during the past 25 years has also engaged in a number of commercial enterprises and served them in various director and officer positions. During 2001 and 2002, Mr. Bogner also served as President and a director of Safari Club International and Safari Club International Foundation, which are hunting and wildlife organizations. In addition, during the period from 1967 to 1983, Mr. Bogner was an airline captain with Northwest Airlines, and from 1978 to 1982 was an executive officer of the Airlines Pilot Association. We determined that Mr. Bogner should be a member of our Board based on a number of factors. Mr. Bogner has many years of experience in real estate development, and has been involved in setting up and operating many other businesses. He has demonstrated valuable leadership skills as Chairman of our Board.

Heather D. Brolick (President, Chief Executive Officer and a Director of Community Shores and the Bank) has over 32 years of commercial banking experience. Ms. Brolick has served as President and Chief Executive Officer of Community Shores and the Bank since 2006. From 1998 until 2006, Ms. Brolick served as Senior Vice President of Community Shores, and served as Secretary of Community Shores from 2000 through April of 2007. From 2003 until 2006, Ms. Brolick served as President and Chief Operating Officer of the Bank, and from 1999 until 2003, served as Senior Vice President Retail Lending and Operations of the Bank. Ms. Brolick served as Secretary of the Bank from 2000 through April of 2007. Ms. Brolick joined the Board of Directors of the Bank in 2003 and the Board of Directors of Community Shores in 2006. Ms. Brolick is the past Board President and current Resource Committee Member of Harbor Hospice and a past Chairman, current Board member, and Ambassador Emeritus of The Chamber of Commerce Grand Haven, Spring Lake and Ferrysburg. Ms. Brolick's broad range of experience in substantially all aspects of community banking, together with her well-developed leadership skills and service as our President and Chief Executive Officer, led us to conclude that she should serve on our Board.

Robert L. Chandonnet (Director and Non-Officer Vice Chairman of the Boards of Community Shores and the Bank) is the owner and President of The Nugent Sand Company, Inc. ("Nugent Sand"), which provides foundry sand to many foundries in the Great Lakes Region. Mr. Chandonnet has worked in the foundry industry since 1966. He began working at Nugent Sand as Sales Manager in 1980, and progressed to President of Nugent Sand in 1989. Mr. Chandonnet purchased Nugent Sand from the prior owners in 1989. He is a member of the National Industrial Sand Association, American Foundry Society, and Muskegon Country Club. Mr. Chandonnet's many years of experience leading a foundry sand business, and his involvement in many charitable and non-profit organizations in the local community, led us to conclude that he should be a member of our Board.

Bruce J. Essex (Director) is Chairman of Port City Group. From 1982 until 2001, Mr. Essex owned and operated the Port City Group, a group of companies including Port City Die Cast, Port City Metal Products, Muskegon Castings Corp., and Mirror Image Tool. Mr. Essex has over 40 years of experience in the die casting industry. He is a principal in Port City Custom Plastics and Port City Castings Corporation, and serves as a Director on the Boards of Reid Tool, and as a Director on the Board of Supreme Machines. He is also a principal in Buck Snort Products, a rustic hardware and furnishings retail store, and Snow Protect, a manufacturer of snow retention products. We determined that Mr. Essex should be a member of our Board based on his many years of experience leading and operating successful die casting businesses, and his relationships in the business community.

Julie K. Greene (Director) is Chief Executive Officer of Muskegon SC, LLC, doing business as Muskegon Surgery Center, and has served in that position since 2009. Muskegon Surgery Center is a free-standing surgical facility jointly owned by several Muskegon area physicians and Mercy Health Partners. Ms. Greene is also Chief Executive Officer of Orthopedic Associates of Muskegon and has served in that position since 2012. From 2004 until 2009, she served as the Executive Director of Grand Valley Health Management, Inc. and Grand Valley Surgical center, LLC. Ms. Greene serves as the President of St. Thomas Educational Foundation, is past President and a member of Michigan Ambulatory Surgery Association, and is a member of the Ambulatory Surgery Center Association, the National Medical Group Management Association and the Michigan Medical Group Management Association. Ms. Greene's considerable experience in the health care field and her extensive familiarity with regulations, audit requirements and compliance, as well as her professional management and leadership skills were major factors in our determination that she should be a member of our Board.

Tracey A. Welsh (Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and the Bank) is a certified public accountant and has 23 years of bank accounting experience. Ms. Welsh joined Community Shores in 1998, before its initial public offering. She served as Controller of the Bank from early 1999, when the Bank commenced operations, until January of 2002. From 2002 through

November of 2003, Ms. Welsh served as Vice President, Chief Financial Officer and Treasurer of Community Shores and Vice President and Chief Financial Officer of the Bank; and since November of 2003 has served as Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and Senior Vice President and Chief Financial Officer of the Bank. Ms. Welsh has also served as Treasurer of the Bank since 2007. She is a member of the AICPA and serves on the Michigan Bankers Association's Funds Management Committee. Ms. Welsh is the Treasurer and a Board member of the Humane Society of West Michigan, the Treasurer and a Board member of the Timberland Charter Academy in Muskegon, and is a member of the Advisory Committee of Mercy Health Partners Life Counseling of Muskegon.

John M. Clark (Senior Vice President and Secretary of Community Shores and Senior Vice President, Commercial Loan Department Head, and Secretary of the Bank) has over 13 years of commercial banking experience. Mr. Clark joined the Bank in 2006 as a Vice President in the Commercial Loan Department. He served as a commercial lender for the Bank until 2008 when he assumed the additional role of Commercial Loan Department Head for the Bank. In 2009, Mr. Clark was promoted to his present positions of Senior Vice President, Commercial Loan Department Head and Secretary of the Bank, and Senior Vice President and Secretary of Community Shores. From 1991 to 2006, prior to joining the Bank, Mr. Clark served as President of Barrett-Clark, Incorporated, a remanufacturer of automotive parts and a producer of wood products. Mr. Clark is a Board member of the Tri-Cities Youth Soccer Organization and Harbor Hospice, and is a member of the Fund Development Committee for the Muskegon County Catholic Education Foundation.

Corporate Governance

Director Independence

As Community Shores is quoted on the OTCQB and not one of the national securities exchanges, it is not subject to any exchange-imposed director independence requirements. However, we employ the Nasdaq Stock Market's standards for determining the independence of our directors. In March of 2013, our Board of Directors reviewed the independence of our directors and determined that each of our directors, including those nominated for election at the annual meeting, are independent as defined by Nasdaq independence rules, with the exception of Ms. Brolick. In making this determination, our Board of Directors has concluded that none of the independent directors has a relationship that in the opinion of our Board would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Ms. Brolick is not considered independent because she is one of our executive officers.

Board Meetings

During 2012, our Board of Directors held a total of 13 meetings. During 2012, each director attended at least 75% of the total number of meetings of our Board and its committees on which he or she then served, except Mr. Moreland, who attended 53% of the meetings.

Board Committees

Our Board of Directors has, and appoints members to, three standing committees: the Audit Committee, the Compensation Committee, and the Governance Committee. The membership of these committees, as of March 1, 2013, was as follows:

Audit Committee	Compensation Committee	Governance Committee
Bruce J. Essex	Bruce J. Essex*	Gary F. Bogner
Julie K. Greene*	Robert L. Chandonnet	Robert L. Chandonnet*
Steven P. Moreland	Julie K. Greene	Bruce J. Essex
	Steven P. Moreland	

* Committee chairman

Each of the members of these committees is an independent director as defined by Nasdaq independence rules. Each of these committees has a charter that has been approved by our Board of Directors and is available in the investor relations section of our website, www.communityshores.com.

Board of Directors Meetings and Committees

Audit Committee. We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee has three members and met three times in 2012. The members of the Audit Committee consist of Bruce J. Essex, Julie K. Greene, and Steven P. Moreland. The Board of Directors has determined that it does not have a member of the Audit Committee that is qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission. The Board of Directors believes that the financial sophistication of the Audit Committee is sufficient to meet the needs of the company and its shareholders. The Audit Committee assists our Board of Directors in overseeing our financial reporting process, internal controls and audit functions, and is directly responsible for the appointment, evaluation, retention and compensation of our independent registered public accounting firm. More information about the Audit Committee is included below under the heading "Audit Committee Report."

Compensation Committee. The Compensation Committee had four members and met once in 2012. The Compensation Committee assists our Board of Directors in carrying out its responsibilities relating to our compensation and benefit programs and policies. Subject to the authority of our Board of Directors, the Compensation Committee determines our overall compensation philosophy, and seeks to ensure that our compensation and benefit programs are competitive and closely related to our performance and that of our employees. The Compensation Committee's responsibilities include:

- reviewing and recommending to our Board of Directors corporate and personal goals for the most senior executive officers of Community Shores and the Bank, evaluating their performance based on those goals, and recommending or determining their compensation based on the evaluation;
- reviewing and approving individual compensation, including salaries, bonuses, stock options and benefits for our other executive officers;
- administering and making recommendations to our Board of Directors regarding cash and stock-based compensation and incentive plans;
- reviewing and making recommendations to our Board of Directors regarding compensation of our directors; and
- reviewing and making recommendations to our Board of Directors regarding our personnel policies and programs.

The Compensation Committee charter grants the Compensation Committee the authority, in its discretion, to delegate its powers and authority to subcommittees of the Compensation Committee. The Compensation Committee may confer with our President and Chief Executive Officer regarding her compensation and receives recommendations from her regarding the compensation for our other executive officers. The Compensation Committee considers the information and recommendations that it receives, and independently determines, or recommends to the Board of Directors for determination, the compensation of our executive officers.

Governance Committee. The Governance Committee has three members and met once in 2012. The Governance Committee assists our Board of Directors in fulfilling its responsibilities that relate to our corporate governance principles and procedures. The Governance Committee's responsibilities include:

- recommending candidates for election to our Board of Directors;
- making recommendations for the composition of our Board of Directors and its committees;
- monitoring the process to assess Board effectiveness; and
- developing, implementing and updating our corporate governance guidelines.

The Governance Committee will consider as potential nominees persons that our shareholders recommend. Recommendations should be submitted to the Governance Committee in care of the Secretary of Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441. Recommendations of nominees should be received by our Secretary at least 120 days before the anniversary date of the immediately preceding annual meeting of our shareholders. Each recommendation should include:

- the name and address of the shareholder making the recommendation;
- the name, age, business address and, if known, residence address of each nominee being recommended;
- the principal occupation or employment of each nominee being recommended;
- the number of shares of our stock that are beneficially owned by each nominee being recommended, and by the recommending shareholder;
- any other information about each nominee being recommended that must be disclosed by nominees in a proxy solicitation pursuant to Regulation 14A of the Securities Exchange Act of 1934;
- a recommendation that our Board of Directors or Governance Committee consider, nominate, and present the nominee to the shareholders as a nominee of the Board of Directors, and whether the shareholder intends to nominate the nominee directly at a meeting of the shareholders;
- whether the shareholder and the nominees being recommended do or do not intend to solicit proxies from other shareholders to vote at a meeting of shareholders, and a description of the intended solicitation; and
- the executed consent of each nominee being recommended to serve as a director if elected.

The Governance Committee intends to consider every nominee recommended by a shareholder in accordance with the notice requirement and procedures described above. In addition, the Governance Committee may, in its discretion, consider informal suggestions by our shareholders of possible nominees.

Shareholders who wish to effectively nominate a person for election to our Board of Directors themselves, as contrasted with recommending a potential nominee to the Governance Committee for it to consider and nominate, must comply with the advance notice and other requirements presently set forth in article IV of our articles of incorporation.

Our Board of Directors has used an informal process to identify potential candidates for nomination as directors. Candidates for nomination have been recommended by an executive officer or director and considered by the Governance Committee. Generally, candidates have been members of the West Michigan community who have been known to one or more of our Board members. The Governance Committee has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. In evaluating candidates for nomination, the Governance Committee will consider the factors it believes to be appropriate. These factors would generally include the candidate's independence, personal and professional integrity, business judgment, relevant experience and skills, and potential to be an effective director in conjunction with the rest of our Board of Directors in collectively serving the long-term interests of our shareholders. We do not have a specific policy relating to the consideration of diversity in identifying director candidates. However, the Governance Committee does consider the diversity of our Board when identifying director candidates. Among the types of diversity that it considers are diversity in viewpoint, professional experience, education, race, gender, and national origin. The amount of consideration given to diversity varies with the Governance Committee's determination of the extent to which we would benefit from expanding the Board's diversity in a particular area. Although the Governance Committee has the authority to retain a search firm to assist it in identifying director candidates, there has to date been no need to employ a search firm. The Governance Committee does not evaluate potential nominees for director differently based on whether they are recommended to the Governance Committee by a shareholder.

Board Leadership Structure and Role in Risk Oversight

Currently, and for the past several years, our Board of Directors has separated the positions of Chairman of the Board and Chief Executive Officer. Our Chairman of the Board is Mr. Bogner, who is an independent director. Our Chief Executive Officer is Ms. Brolick. In addition, our Board periodically meets in executive session without the presence of management.

Our Board of Directors oversees our risk management and is actively involved in enterprise-wide risk management. The Audit Committee of our Board of Directors evaluates risk on an annual basis using a rolling three-year Internal Audit Risk Matrix. Risk levels in a particular area are rated as low, moderate or high based upon the Office of the Comptroller of the Currency's Community Bank Risk Assessment System. Input on the risk factors, recent trends, changing economic factors and regulatory issues are considered and discussed with our internal audit firm, Plante & Moran, PLLC. The scope of each area's audit work is then determined.

The members of the Audit Committee also discuss various financial reporting and accounting risk factors with our independent registered public accounting firm.

The Board of Directors regularly receives reports from the Chairman of the Audit Committee on risk factors, audit findings and related corrective measures.

Communications with Directors

We have a process for our shareholders to send communications to our Board of Directors. Communications should be sent to the Secretary of Community Shores. Shareholder communications may be directed to our Board of Directors or to specific individual directors. Our Secretary has discretion to screen and not forward to directors communications that he determines in his discretion are unrelated to our business or governance, commercial solicitations, offensive, obscene or otherwise inappropriate. Our Secretary collects and organizes all shareholder communications that are not forwarded to the directors, and they are available to any director upon request.

Attendance at Annual Meetings

Our Board of Directors has a policy that states that all directors are expected to attend each annual meeting of our shareholders unless compelling personal circumstances prevent attendance. We did not hold an annual meeting in 2012. Five of our six directors then serving attended our annual meeting in 2011.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees, including our chief executive officer and our chief financial and accounting officer. We have filed a copy of our code of ethics as an exhibit to our annual report to the Securities and Exchange Commission ("SEC") on Form 10-K for the year ended December 31, 2012.

Audit Committee Report

Each member of the Audit Committee is independent, as independence for audit committee members is defined in the Nasdaq listing standards and the rules of the SEC. The Audit Committee's primary purpose is to assist the Board of Directors in overseeing:

- the accounting and financial reporting process;
- audits of financial statements;
- internal accounting and disclosure controls; and
- the internal audit functions.

In carrying out its responsibilities, the Audit Committee supervises the relationship between Community Shores and its independent auditor, including having direct responsibility for the auditor's appointment, compensation and retention, and reviewing the scope of its audit services, and approving audit and permissible non-audit services. The Audit Committee reviews and discusses the annual and quarterly financial statements, as well as the internal audit plan.

Management is responsible for the preparation, presentation and integrity of Community Shores' financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for Community Shores' system of internal control and reporting to the Audit Committee on any significant deficiencies that are found. Our independent registered public accounting firm for 2012, Crowe Horwath and Company LLC, is responsible for auditing the financial statements and for reviewing the unaudited quarterly financial statements.

The Audit Committee reviewed with Crowe Horwath the overall scope and plan of the audit. In addition, the Audit Committee met with Crowe Horwath, with and without management present, to discuss the results of Crowe Horwath's audit, the overall quality of Community Shores' financial reporting, and such other matters as are required to be discussed with Audit Committees under standards of the Public Company Accounting Oversight Board (United States), including the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees).

The Audit Committee has discussed with Crowe Horwath that firm's independence from management and Community Shores, and has received from Crowe Horwath the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also considered the compatibility of audit related and tax services with Crowe Horwath's independence.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2012 with both management and our independent registered public accounting firm. The Audit Committee's review included a discussion of the quality and integrity of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

Audit Committee

Bruce J. Essex
Julie K Greene
Steven P. Moreland

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation earned by the named executive officers for the two years ended December 31, 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (1)	Total ($)
Heather D. Brolick	2012	195,300	0	0	0	0	0	944	196,242
President and Chief Executive Officer of Community Shores and the Bank	2011	195,300	0	0	0	0	0	942	199,242
Tracey A. Welsh	2012	129,300	0	0	0	0	0	377	129,667
Senior Vice President, Chief Financial Officer and Treasurer of Community Shores and the Bank	2011	129,300	0	0	0	0	0	377	129,667
John M. Clark	2012	114,500	0	0	0	0	0	377	114,997
Senior Vice President and Secretary of Community Shores, Senior Vice President, Commercial Loan Department Head and Secretary of the Bank	2011	115,000	0	0	0	0	0	377	115,499

(1) Consists of group term life insurance premiums paid by the Bank on behalf of the named executive officers.

Base Salary and Bonus

Consistent with our objective of attracting and retaining highly qualified and experienced employees, we seek to establish base salary ranges for our executive officers that are at or slightly above the market for comparable positions. Executive job descriptions, position rankings, salary levels and ranges were reviewed by an outside consultant in 2006. Since then, these factors have been reviewed annually utilizing survey data obtained from the Michigan Banker's Association and Crowe Horwath's Financial Institutions Compensation Surveys.

The severe recessionary economic conditions that commenced in 2007 placed significant pressure on our earnings performance and financial condition. Although we acknowledge the benefits of establishing bonus plans, we have not established a plan or paid our executive officers bonuses since 2008. Due to adverse economic and market conditions, we have not increased the salaries of our executive officers for 2012. The most recent increase in our executive officers' salaries was for 2007.

Employment Agreements

We do not have employment agreements or change in control agreements with any of our executive officers or other employees.

401(k) Plan

Our executive officers and most of our other employees are eligible to participate in our 401(k) plan. Historically, we provided a matching contribution to the plan equal to 100% of the first 3%, and 50% of the next 3%, of the amount of compensation that any participant contributed to the plan. All matching contributions were 100% vested when contributed to the plan. To help reduce our compensation expenses, we suspended our matching contribution effective June 1, 2009. We did not make any additional matching or profit-sharing contributions to the plan for 2011 or 2012, but may seek to restore matching contributions at historical or other levels in the future. We may also make additional discretionary matching contributions or discretionary profit-sharing contributions to the plan.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table provides information as of December 31, 2012 regarding equity awards, including unexercised stock options, for each of the named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Heather D. Brolick	0	0	0			0	0	0	0
Tracey A. Welsh	0	0	0			0	0	0	0
John M. Clark	0	0	0			0	0	0	0

Director Compensation for 2012

The following table provides information about the compensation of our directors for the year ended December 31, 2012.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gary F. Bogner	0	0	0	0	0	0	0
Robert L. Chandonnet	0	0	0	0	0	0	0
Bruce J. Essex	0	0	0	0	0	0	0
Julie K. Greene	0	0	0	0	0	0	0
Steven P. Moreland	0	0	0	0	0	0	0
Bruce C. Rice	0	0	0	0	0	0	0

(1) Our President and Chief Executive Officer, Ms. Brolick, who is also a director, has been omitted from this table because she received no special compensation for serving on our Board of Directors. Her compensation is included in the Summary Compensation Table.

(2) No option awards were made to our directors during 2012. As of December 31, 2012, our current directors held the following option awards to acquire our common stock: Messrs. Bogner, Chandonnet, and Essex two option awards each, covering for each an aggregate of 4,000 shares; Mr. Moreland and Ms. Greene did not hold any option awards as of December 31, 2012.

Compensation Arrangements for Non-Employee Directors

Each of our current directors is also a director of the Bank, which is a wholly owned subsidiary of Community Shores. Our directors received no compensation in 2012 and will receive no compensation in 2013. The Compensation Committee of our Board of Directors reviews director compensation at least annually and recommends to our Board of Directors for approval any changes that the Compensation Committee deems appropriate.

Transactions with Related Persons

The Bank has had, and expects in the future to have, loan transactions in the ordinary course of business with our directors, executive officers, or their immediate family, or companies in which they have a material interest, on substantially the same terms as those prevailing for comparable transactions with others. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

On March 20, 2013, Community Shores entered into Convertible Secured Note Purchase Agreement (the "Note Purchase Agreement") with 1030 Norton LLC. 1030 Norton LLC is a Michigan limited liability company owned by nine individuals; three directors of Community Shores, one former director and five local businessmen. In connection with the Note Purchase Agreement, Community Shores issued a Convertible Secured Promissory Note (the "Note") to 1030 Norton LLC in a principal amount of $1,280,000. The Note bears interest at 8% per annum until paid in full. Interest is payable quarterly in arrears. The Note matures on March 31, 2015. The Note is secured by all of the issued and outstanding shares of Community Shores Bank as evidenced by a Pledge Agreement between Community Shores and 1030 Norton LLC dated March 20, 2013. This transaction was reviewed, approved and recommended by a special committee of disinterested directors and approved by our full board of directors. Both the special committee and the full Board found the transaction to be fair to, and the best interest of, Community Shores and its shareholders.

If Community Shores makes an offering of its common stock to repay the Note, the holder of the Note may elect to convert any portion of the total principal amount and accrued and unpaid interest of the Note into fully paid and nonassessable shares of Community Shores' common stock at a per share price equal to 75% of the per share price at which the shares of common stock are offered.

Community Shores used a portion of the proceeds of the Note to settle its indebtedness with Fifth Third. It plans to use the remaining proceeds for debt service and other general operating expenses and to contribute capital to its subsidiary, Community Shores Bank, as may be required to ensure the bank achieves an adequately capitalized regulatory capital position by March 31, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Based on a review of filings, we believe that all reports required to be filed under Section 16(a) for 2012 were timely filed.

Proposal #2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of our Board of Directors has appointed BDO USA, LLP ("BDO") as our independent registered public accounting firm for the year ending December 31, 2013. The appointment of BDO represents a change of accountants, as detailed below. Prior to this appointment, Crowe Horwath and Company LLC ("Crowe Horwath") had served as our independent auditor since we were formed in 1998. Services provided to us by Crowe Horwath in 2012 are described under the heading "Principal Accountant Fees and Services" below.

Our Board of Directors is asking our shareholders to ratify the selection of BDO as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our Board is submitting the selection of BDO to our shareholders for ratification as a matter of good corporate practice.

Representatives of Crowe Horwath plan to attend the annual meeting of shareholders, will have the opportunity to make a statement if they desire to do so, and will respond to appropriate questions by shareholders.

Our Board of Directors recommends that you vote FOR ratification of the appointment of BDO as our independent registered public accounting firm for 2013. Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for ratification of the appointment.

In the event shareholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and our Board of Directors. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in our best interest and the best interest of our shareholders.

Principal Accountant Fees and Services

The following table shows the fees for professional services of Crowe Horwath for audit and other services they provided to us for 2012 and 2011.

	2012	2011
Audit Fees (1)	$77,000	$75,500
Audit-Related Fees (2)	1,800	1,600
Tax Fees (3)	0	400
All other fees (4)	225	195

(1) Includes the aggregate fees billed for professional services rendered by Crowe Horwath for 2012 and 2011 for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q.

(2) Includes additional fees billed for consultation related to regulatory matters for 2012 and troubled debt restructurings and other real estate owned for 2011.

(3) Principally tax compliance services for 2011.

(4) Compensatory Survey for 2012 and 2011.

The Audit Committee's policy is to pre-approve all audit services and non-audit services that are to be performed for us by our independent auditors. This duty has not been delegated to any one or more designated members of the Audit Committee. All of the services described in the table above were pre-approved by the Audit Committee.

Change of Accountants

On March 27, 2013, our Audit Committee completed its proposal process for selection of an independent registered public accounting firm for the 2013 fiscal year. The Audit Committee appointed BDO as our independent registered public accounting firm for the fiscal year ending December 31, 2013. On the same date, the Audit Committee decided to dismiss Crowe Horwath as its independent registered public accounting firm. Crowe Horwath was informed that it would not be engaged for the 2013 fiscal year on March 28, 2013.

During the two most recent fiscal years ended December 31, 2012 and 2011, the audit reports of Crowe Horwath did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. However, the 2012 and 2011 reports did raise substantial doubt as to the ability of Community Shores to continue as a going concern.

During the two most recent fiscal years ended December 31, 2012 and 2011 and through the date that Crowe Horwath was advised of its dismissal, there have been no disagreements between Community Shores and Crowe Horwath on any matters of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Crowe Horwath, would have caused Crowe Horwath to make reference to the subject matter of the disagreement in connection with its reports. During the aforementioned period, there were no "reportable events" as defined in Item 304(a)(1)(iv) or (v) of Regulation S-K of the Securities Exchange Act of 1934.

During the two most recent fiscal years ended December 31, 2012 and 2011 and through the date we engaged BDO as our independent registered public accounting firm, neither Community Shores nor anyone on behalf of Community Shores consulted with BDO with respect to any accounting or auditing issues involving Community Shores including the type of audit opinion that might be rendered on our financial statements, or any matter that was the subject of a disagreement or a reportable event as defined in Item 304 (a)(1)(iv) or (v) of Regulation S-K of the Securities Exchange Act of 1934.

Proposal #3
Advisory Vote on Executive Compensation

Our executive compensation program is intended to attract, motivate, reward and retain the senior management talent required to achieve our corporate objectives and increase shareholder value. Our philosophy in setting compensation policies for executive officers is to align pay with performance, while at the same time providing competitive compensation. We believe that our compensation policies and procedures are aligned with the long-term interests of our shareholders.

As required by Section 14A of the Exchange Act, this proposal seeks a shareholder advisory vote on the approval of compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K through the following resolution:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Community Shores Bank Corporation's executives, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the proxy statement."

Our Board of Directors urges you to endorse the compensation program for our executive officers by voting FOR the above resolution. The Compensation Committee of the Board of Directors believes that the executive compensation for 2012 is reasonable, appropriate and justified by Community Shores' performance.

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Our Board of Directors recommends that you vote FOR the advisory approval of our executive compensation program as described in this proxy statement. Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for approval of our executive compensation program.

Proposal #4
Advisory Vote on the Frequency of Advisory Approval of the Compensation of our Named Executive Officers

We are asking shareholders to vote, in an advisory manner, on how frequently they would like to cast an advisory vote on the compensation of our named executive officers, such as Proposal No. 3 immediately above. This advisory vote on frequency is required pursuant to Section 14A of the Exchange Act. By voting on this Proposal No. 4, shareholders may indicate whether they would prefer holding an advisory vote on executive compensation every one, two or three years. Shareholders who have no preference may also abstain from voting.

The appropriate frequency of an advisory vote on executive compensation is the subject of diverging opinions and views, and we believe there is reasonable basis for each of the three options. Less frequency would encourage a more long-term, rather than short-term, analysis of our executive compensation programs and would avoid the burden that annual votes would impose on shareholders required to evaluate the compensation programs of a large number of companies each year. On the other hand, greater frequency provides shareholders the opportunity to react promptly to emerging trends in compensation and gives the Board of Directors and the Compensation Committee the opportunity to evaluate individual compensation decisions and compensation program changes each year in light of the timely feedback from shareholders.

After careful consideration, our Board of Directors has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for Community Shores at this time. We understand that our shareholders may have different views as to what is the best approach for Community Shores and we look forward to hearing from you on this proposal.

Although the shareholders' vote is advisory and is not binding on the Board of Directors, the Board of Directors will take into account the outcome of the vote when considering how frequently to hold "say-on-pay" votes. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board of Directors may in the future decide to alter the frequency of advisory votes and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs. As required by the law as currently in effect, the Board of Directors will put the frequency issue before the shareholders for a new advisory vote at least once every six years.

Our Board of Directors recommends that shareholders select "One Year" when voting on the frequency of advisory votes to approve the compensation of our named executive officers. Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for "one year."

Shareholder Proposals for 2014 Annual Meeting

A proposal submitted by a shareholder for the 2014 annual meeting of shareholders must be sent to the Secretary, Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441, and received by December 13, 2013 in order to be eligible to be included in our proxy statement for that meeting.

A shareholder who intends to present a proposal for the 2014 annual meeting of shareholders, other than pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must provide us with notice of such intention by February 26, 2014 or the persons named in the proxy to vote the proxies will have discretionary voting authority at the 2014 annual meeting with respect to any such proposal without discussion of the matter in our proxy statement. A shareholder intending to present a proposal for the 2014 annual meeting of shareholders must also comply with the advance notice and other requirements set forth in our bylaws.

Other Matters

Our Board of Directors does not know of any other matters to be brought before the annual meeting. If other matters are presented upon which a vote may properly be taken, it is the intention of the persons named in the proxy to vote the proxies in accordance with their best judgment.

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COMMUNITY SHORES BANK CORPORATION

2012 ANNUAL REPORT

DECEMBER 31, 2012

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Selected Financial Information

At or For the Year-Ended December 31,	2012	2011	2010
(dollars in thousands, except per share data)			
Results of Operations:			
Net interest income	$ 6,884	$ 7,496	$ 6,951
Provision for loan losses	75	2,484	6,025
Non-interest income	1,687	1,922	1,569
Non-interest expense	8,228	9,505	11,389
Income (loss) before income tax	268	(2,571)	(8,894)
Income tax expense (benefit)	0	(104)	(11)
Net income (loss)	268	(2,467)	(8,883)
Financial Condition:			
Total assets	204,231	208,651	237,945
Loans held for sale	6,041	5,535	1,263
Loans	125,830	149,659	165,244
Allowance for loan losses	3,383	5,299	4,792
Securities	41,460	34,572	36,504
Deposits	184,176	191,545	219,263
Federal funds purchased and repurchase agreements	10,190	7,815	7,461
Notes payable and other borrowings	9,500	9,500	9,500
Shareholders' equity	(1,239)	(1,420)	846
Performance Ratios:			
Return on average assets	0.13%	(1.07%)	(3.57%)
Return on average shareholders' equity	N/A	N/A	N/A
Net interest margin	3.53	3.45	3.03
Efficiency ratio	96.00	100.93	133.67
Per Share Data:			
Earnings (loss) per share — basic	$ 0.18	$ (1.68)	$ (6.05)
Earnings (loss) per share — diluted	0.18	(1.68)	(6.05)
Book value per share	(0.84)	(0.97)	0.58
Capital Ratios of Bank:			
Tier 1 risk-based capital	6.61%	5.12%	5.79%
Total risk-based capital	7.88	6.40	7.06

Dear Fellow Community Shores Shareholder,

2012 was a pivotal year for our Company. In tandem with the slow, steadily improving local and national economies, Community Shores Bank returned to profitability and the Company stabilized at breakeven. After struggling through one of the worst economic climates in recent history, we believe that we are now well on the road to recovery.

Milestones

On any prolonged journey, we look for mile markers as indications of how far we have traveled. Last year we made good progress. The Bank achieved four consecutive, profitable quarters resulting in annualized earnings of $749,000. This was better than anticipated and, excluding a one-time gain on sale of Bank owned land, was predominantly realized through normal operations as a result of an intense focus on asset quality improvements and improved funding costs.

Regaining and sustaining asset quality health is critical to our financial stability and the realization of an increase in future earnings. With concerted effort, we have experienced continuous improvements in all key asset quality metrics. For the third consecutive year, our non-performing asset (NPA) levels declined, improving an additional $3.3M or 33% from year-end 2011. In evaluating the risk within the NPAs, it is worth noting that over 67% of those loans on non-accrual are paid current under various agreements. Overall, we have experienced a 57% reduction in non-performing loans and other real estate owned since their peak in 2009.

As I mentioned last year, a bellwether indicator of improvement is found in delinquency rates. These have continued to trend downward with total delinquent loans declining 198 basis points from the prior year to 3.17%. While still higher than our goal of 2%, Community Shores' past due loans are now better than the peer group rate of 3.49% at year-end 2012. Tangential to this improvement, we anticipate a reduction in related credit administration expenses in 2013.

In addition to our focus on asset quality, we have concentrated on reducing our cost of funds. This has been accomplished with the added benefit of risk reduction through an improvement in the maturity extension of term deposits. We have eliminated all brokered funding and are focusing on increasing our core deposit base. On a consolidated basis, our net interest margin improved slightly, from 3.45% in 2011 to 3.53% at year-end 2012.

Landmarks — Material First Quarter 2013 Events

Believing in our recovery, in March of this year, three current directors, one former director and five local community investors agreed to provide funds, in the form of new, senior, secured debt, to Community Shores Bank Corporation. The purpose of the new debt was to facilitate an agreed upon extinguishment of existing senior debt held by Fifth Third Bank. Your Board of Directors, after considering the recommendations of an independent committee of the Board, determined that this transaction provided an immediate, tangible benefit to all Shareholders.

While the benefit is clear, taking the net worth per share from a ($0.84) to a positive $2.78, the decision was formulated based upon a determination of the fairness of the terms of the new borrowing, tempered by our strong values and sense of integrity. Of significant importance to this transaction, however, are rules and regulations unique to the industry of banking. Community Shores Bank, although profitable and with cash available, was prohibited from paying dividends to the Company until having earned back all of the losses sustained since 2007. Essentially debt service was effectively curtailed by law.

The Bank is expected to achieve, through earnings, the regulatory position of adequately capitalized by March 31, 2013. The Company will have some ability to support the Bank in its efforts to maintain this position. The Bank, as an additional material benefit, will realize an estimated $50,000 quarterly expense reduction in FDIC insurance premiums related to the attainment of the 8.00% (adequately capitalized) total risk based capital ratio.

Horizons

Over the past five challenging years, our staff has emerged stronger and more adept at anticipating hazards in the road and maneuvering with safety in mind. Despite significant hardships, we have been able to retain and recruit quality employees that are committed to our brand of community banking and customer service. We have benefited from the relationships we maintain with our customers, and the people with whom we partner and work, be it client, vendor or trusted advisor. This year, we were saddened by the passing of our long time legal counsel and friend, Jerome Schwartz. Jerry assisted in the Bank's organization in 1998 and his wisdom and advice, over the past 14 years, were greatly valued.

We would also like to recognize the contributions and assistance provided to us by Mr. Steven P. Moreland, who has been on our board of directors since 2006. Steve leaves our Board upon the completion of his term at this year's annual meeting. We wish to thank Steve for his many contributions to our organization.

While our outlook is positive, we continue to be cautionary in our approach. Concerns about the "fiscal cliff" and the dubious effects of sequestration continue to cast a pall on optimism. The economy is recovering, but robust confidence is still lacking. As we head forward, our near term focus is on sustaining profitability, the unrelenting reduction of non-performing assets, strengthening core deposits and laying the foundation for future asset growth. We are cognizant of the need to improve our technological offerings and have recently augmented our online banking with Popmoney®, a personal payment service that enables you to both send and receive money electronically. We look forward to the implementation of mobile banking applications and remote deposit capture in the near future.

We have made significant progress in our journey to recovery, yet we have much left to accomplish. While our capital position has improved perceptibly, we are not yet "well capitalized" by regulatory standards and continue to be hampered by regulatory constraints. Management and your Board of Directors are not complacent and are committed to working diligently, in the best interests of you, our Shareholders, toward securing additional improvements to our capital position. In doing so, we will ultimately regain the ability to grow, provide investment, improved support and assistance to our community and ultimately increase our earnings potential — thereby improving Shareholder value.

Sincerely,



Heather D. Brolick
President and Chief Executive Officer

COMMUNITY SHORES BANK CORPORATION
Muskegon, Michigan

2012 ANNUAL REPORT

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 26

CONSOLIDATED FINANCIAL STATEMENTS

- CONSOLIDATED BALANCE SHEETS 27
- CONSOLIDATED STATEMENTS OF INCOME (LOSS) 28
- CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) 29
- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY 30
- CONSOLIDATED STATEMENTS OF CASH FLOWS 31
- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

SHAREHOLDER INFORMATION 69

DIRECTORS AND OFFICERS 71

INTRODUCTION

Community Shores Bank Corporation ("the Company") is a Michigan corporation and is the holding company for Community Shores Bank ("the Bank"). The Bank owns all of the outstanding capital stock of Community Shores Mortgage Company ("the Mortgage Company"). The Mortgage Company has one wholly-owned subsidiary, Berryfield Development, LLC ("Berryfield"). On September 27, 2002, the Company created Community Shores Financial Services ("CS Financial Services"). In December 2004, a business trust subsidiary was formed called Community Shores Capital Trust I ("the Trust").

The Bank commenced operations on January 18, 1999. The Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank currently has four locations and provides a full range of commercial and consumer banking services in Muskegon County and Northern Ottawa County, Michigan.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans at that date in exchange for 100% of the equity capital of the Mortgage Company. On the day of formation, the Mortgage Company commenced operations and became legally able to originate residential mortgage loans. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

Berryfield, a wholly-owned subsidiary of the Mortgage Company, is a limited liability company that was created in October 2010. The entity's sole purpose is to oversee the development and sale of vacant lots that have been foreclosed on by the Mortgage Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits, formerly Lead Financial. Lakeshore Employee Benefits offers amongst other things employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services. On April 16, 2009, the Company withdrew its election to be a financial holding company. The election was acknowledged by the Federal Reserve Bank of Chicago. The passive income derived from CS Financial Services' affiliation with Lakeshore Employee Benefits is unaffected by this change.

In December of 2004, the Company formed Community Shores Capital Trust I, a Delaware business trust. The Trust is administered by a Delaware trust company, and two individual administrative trustees who are employees and officers of the Company. The Trust was established for the purpose of issuing and selling its preferred securities and common securities and used the proceeds from the sales of those securities to acquire subordinated debentures issued by the Company. A majority of the net proceeds received by the Company was used to pay down the outstanding balance on the Company's line of credit. The remaining proceeds were used to contribute capital to the Bank as well as support the general operating expenses of the Company, including the debt service on the Company's subordinated debentures.

In 2012, the Company recorded consolidated net income for the first time since 2006. The income stemmed mainly from stabilized credit quality and real estate valuations which translated into only a small loan loss provision and notably less foreclosed asset impairment charges. In spite of the improved financial outcome for 2012, the Company's significant consolidated losses from 2007 through 2011 eroded capital and reduced regulatory capital ratios. The Bank has been deemed undercapitalized since December 31, 2010 according to regulatory capital standards. At that time, the Bank had a total risk-based capital ratio of 7.06%. The net income recorded by the Bank in 2012 along with a significant reduction in risk-weighted assets during that year improved the total risk-based capital ratio to 7.88% at December 31, 2012. Although the Bank remained undercapitalized as of that date, it was within 12 basis points, or approximately $168,000 of achieving an adequately capitalized regulatory capital status.

As a result of deteriorating asset quality, poor earnings and falling capital ratios beginning in 2007, the Bank endured additional regulatory scrutiny and entered into a Consent Order with the FDIC and the State of Michigan's Office of Financial and Insurance Regulation ("OFIR"), its primary regulators, on September 2, 2010. The Bank agreed to the terms of the Consent Order without admitting or denying any charge of unsafe or unsound banking practices relating to capital, asset quality, or earnings. The Consent Order imposes no fines or penalties on the Bank. The Consent Order will remain in effect and enforceable until it is modified, terminated, suspended, or set aside by the FDIC and OFIR. Under the Consent Order, the Bank was required, within 90 days of September 2, 2010, to have and maintain its level of Tier 1 capital, as a percentage of its total assets, at a minimum of 8.5%, and its level of qualifying total capital, as a percentage of risk-weighted assets, at a minimum of 11%. The Bank was not able to meet these requirements within the required 90-day period and remained out of compliance with the Consent Order as of December 31, 2012.

The lack of financial soundness of the Bank and the Company's inability to serve as a source of strength for the Bank resulted in the board of directors entering into a Written Agreement with the Federal Reserve Bank of Chicago (the "FRB"), the Company's primary regulator. The Written Agreement became effective on December 16, 2010, when it was executed by the FRB. The Written Agreement provides that: (i) the Company must take appropriate steps to fully utilize its financial and managerial resources to serve as a source of strength to the Bank; (ii) the Company may not declare or pay any dividends or take dividends or any other payment representing a reduction in capital from the Bank or make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior FRB approval; (iii) the Company may not incur, increase or guarantee any debt or purchase or redeem any shares of its stock without prior FRB approval; (iv) the Company must submit a written statement of its planned sources and uses of cash for debt service, operating expenses and other purposes to the FRB within 30 days of the Written Agreement; (v) the Company shall take all necessary actions to ensure that the Bank, the Company and all nonbank subsidiaries of both the Bank and the Company comply with sections 23A and 23B of the Federal Reserve Act and Regulation W of the Board of Governors (12 C.F.R. Part 223) in all transactions between affiliates; (vi) the Company may not appoint any new director or senior executive officer, or change the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position, without prior regulatory approval; and finally (vii) within 30 days after the end of each calendar quarter following the date of the Written Agreement, the board of directors shall submit to the FRB written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of the Written Agreement as well as current copies of the parent company only financial statements. The Company has not yet been able to meet the obligation detailed in part (i) above; as the Company has limited resources with which to support the capital needs of the Bank. The Company's main liquidity resource is its cash account balance which, as of March 20, 2013, was approximately $785,000 (unaudited).

On January 3, 2011, the Company was not able to repay its $5 million term loan owed to Fifth Third Bank; nor was the Company able to make the proceeding ten quarterly interest payments. The term loan has been in default for the past 25 months. At December 31, 2012, the total amount owed Fifth Third was $5,763,000. On March 20, 2013, the Company, with approval from the FRB, borrowed $1,280,000 from 1030 Norton LLC, a Michigan limited liability company owned by nine individuals; three directors of the Company, one former director and five local businessmen, and settled its debt with Fifth Third for $500,000. In addition to the payment to Fifth Third, the proceeds of the new senior debt will be used for interest carry, general operations and potential capital support for the Bank. The note bears interest at 8% per annum until paid in full. Interest is payable quarterly in arrears. The note matures on March 31, 2015. The note is secured by all of the issued and outstanding shares of the Bank as evidenced by a pledge agreement between the Company and 1030 Norton LLC dated March 20, 2013.

Settling the Fifth Third debt will result in a gain of approximately $5.3 million to be recognized in the first quarter of 2013. As a result of this transaction, the Company is expected to achieve positive shareholders' equity by March 31, 2013. Also the reduced amount of borrowings is expected to decrease interest expense by approximately $198,000 annually.

On August 17, 2011, the Bank was issued a Supervisory Prompt Corrective Action Directive (the "Directive") because of its undercapitalized capital category at December 31, 2010, its failure to submit a capital restoration plan that satisfies the requirements stipulated in the FDIC Rules and Regulations, and the continued deterioration of the Bank. The Directive stipulated that the Bank be restored to an "adequately capitalized" capital category within 60 days of the issuance of the Directive. During the 60 days, the board made efforts to secure funding and comply with the Directive but was not successful. As such, the Bank was not in compliance with the Directive at the end of 60 days. The board informed the FDIC in a letter dated October 14, 2011 that it was unable to comply with the Directive. There has been no further communications with the FDIC regarding the Directive. Although the Bank remained out of compliance with the Directive at year-end 2012, the Bank's recorded earnings and the reduction in risk-weighted assets in 2012 moved it closer to the FDIC capital category stipulated in the Directive. Management anticipates that the Bank will continue being profitable and will reach an adequately capitalized regulatory capital position in the first quarter of 2013.

Failure to comply with the provisions of the Consent Order, the Written Agreement or the Directive may subject the Bank to further regulatory enforcement action.

The Company's extended period of net losses, failure to repay its term loan at maturity, non-compliance with the higher capital ratios of the Directive and the Consent Order, and the provisions of the Written Agreement raise substantial doubt about the Company's ability to continue as a going concern. As a result of this substantial doubt, our auditors added an explanatory paragraph to their opinion on the Company's December 31, 2012, 2011 and 2010 consolidated financial statements expressing substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Discussion regarding the Company's plans for continuing operations and consideration of the Company as a going concern are discussed further in Note 19. Management's progress towards compliance with the Consent Order and the Written Agreement is further discussed in Note 15.

As of December 31, 2012, the Bank had 53 full-time employees and 21 part time employees, a decrease of 3.0 full-time equivalent positions since December 31, 2011. Management does not anticipate increasing staff in 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The purpose of this section of the Annual Report is to provide a narrative discussion about the Company's financial condition and results of operations during 2012. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as disclosures found elsewhere in the Annual Report are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. Actual results could differ from the estimate.

Allowance for loan losses. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans and loan groupings, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience. See the Financial Condition section of Management's Discussion and Analysis and Notes 1 and 3 to the Company's consolidated financial statements for additional information.

Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of assumptions concerning the changes in the types and volumes of the portfolios and anticipated economic conditions and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Company's assets reported on the balance sheet as well as its net income. Management has discussed the development of this critical accounting estimate with the Board of Directors and the Audit Committee.

Income Taxes. Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Net deferred tax assets are recorded to the extent it is believed that they will more likely than not be realized. In making such a determination, all available positive and negative evidence is considered, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event it is determined that deferred income tax assets are in excess of their realizable amount, an adjustment to the valuation allowance would be made which would increase the provision for income taxes.

In determining the possible realization of deferred tax assets, future taxable income from operations exclusive of reversing temporary differences and tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which net operating losses might otherwise expire is considered.

Interest and penalties related to unrecognized tax benefits are recognized within the federal income tax expense (benefit) line in the accompanying consolidated statements of income. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets.

Foreclosed Assets. Foreclosed assets are acquired through or instead of loan foreclosure and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. During the time that foreclosed assets are waiting to be sold, there will be occasions that the Bank will need to re-evaluate the individual market values of each asset. If there is evidence that the fair value has declined since the last evaluation, the Bank will incur an impairment charge in order to properly reflect the estimated fair value of the asset at the end of the reporting period. On a quarterly basis, the Bank's Credit Department analyzes foreclosed asset values to determine the level at which they should be held on our books.

FORWARD-LOOKING STATEMENTS

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Company, the Bank, the Mortgage Company, Berryfield and CS Financial Services. Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "is likely", "plans", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include, among others, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation or actions by bank regulators; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in local real estate values; changes in the national and local economy; the ability of the Company to borrow money or raise additional capital to maintain or increase its or the Bank's capital position or when desired to support future growth; failure to comply with provisions of the Consent Order, Written Agreement or Directive may result in further regulatory action that could have a material adverse effect on us and our shareholders, as well as the Bank; and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement. These risks and uncertainties should be considered when evaluating forward-looking statements. Undue reliance should not be placed on such statements.

2012 OVERVIEW

The Company recorded net income for the first time since 2006. Consolidated net income for 2012 was $268,000. The Company's total assets decreased by 2.1% in 2012 and were $204.2 million at December 31, 2012. For 2012, diluted earnings per share of the Company were $0.18. As detailed herein, improving credit quality and generally stable real estate values translated into very little calculated loan loss provision and fewer foreclosed asset valuation adjustments in 2012. In addition to these reductions, the Company's net interest margin increased 8 basis points because of a reduction in the cost of funds. Non-interest income results were lower in 2012 as a result of differences in the outcome of foreclosed asset sales as compared to 2011. Operating expenses once again decreased year over year. Improvements were derived largely from a reduction in staff and equipment depreciation expenses and lower FDIC insurance premiums from a shrinking balance sheet.

FINANCIAL CONDITION

Total assets decreased by $4.4 million to $204.2 million at December 31, 2012 from $208.6 million at December 31, 2011. The year over year decline in assets was evidenced by a decrease in loans offset by an increase in cash on deposit at other financial institutions and an increase in securities.

Cash and cash equivalents increased by $11.4 million to $20.3 million at December 31, 2012 from $8.9 million at December 31, 2011. The increase was essentially from higher balances on deposit at the FRB on the last business day of 2012 compared to the last business day of 2011. The increase in balances held at the FRB was intentional.

Since 2008, the FDIC Transaction Account Guaranty Program ("TAG") has been in place providing unlimited deposit insurance coverage for non-interest bearing transaction accounts at all insured depository institutions. During the time TAG was in place, the Bank's non-interest bearing transaction account balances more than doubled. TAG was scheduled to and did expire on December 31, 2012. In November, management assessed the Bank's exposure to non-interest bearing account withdrawals. Using the assessment, management developed a contingency funding plan and implemented steps to retain customer deposits, such as pledging investments directly or indirectly through a repurchase agreement. Management took steps to ensure that the Bank would be able to handle both known and unforeseen withdrawals by increasing liquidity at the FRB.

One month following the expiration of TAG, the Bank's non-interest bearing deposit accounts were roughly 10% lower than the total at year-end 2012 and the FRB liquidity was reduced by $3.2 million. A majority of the activity related to the TAG expiration is deemed to have occurred and management will attempt to reduce the Bank's balance at the FRB. Although excess liquidity is a conservative posture, it is detrimental to earnings. Management strives to maintain a balance at the FRB of between $7 and $10 million. To reduce the FRB balance to that targeted level, the excess funds will be used for further customer withdrawals and to fund upcoming time deposit maturities.

In the second half of 2011, the FRB requested that the Bank collateralize Automated Clearing House ("ACH") debit activity because of the Bank's under-capitalized position according to regulatory standards. ACH debits are withdrawals from the Bank's FRB account and can fluctuate greatly. Although the Bank has held an average balance at the FRB in excess of $19 million for the past two years, FRB payment system risk rules required a collateral assessment, a pledge agreement and an assignment of collateral. The FRB performs the collateral assessment each quarter. The analysis consists of a review of the Bank's ACH debit activity. The collateral requirement is equal to the day in the quarter with the highest debits and was $4.3 million at December 31, 2012. At year-end 2012, the collateral pledged consisted of $2.1 million of home equity loans and $2.2 million of securities. At year-end 2011, the collateral requirement was $4.5 million.

Securities increased by $6.9 million during 2012. The portfolio activity included purchases of $20.2 million, maturities, prepayments and calls of $11.2 million and sales of $1.7 million. In the first quarter of 2012, one security was sold for a gain of approximately $3,000 and in the fourth quarter, three securities were sold for a gain of $19,000. The sales investment activity is mainly driven by the quality and diversification standards specified in the Bank's investment policy. In 2012, all of the purchases were classified as available for sale. At both December 31, 2011 and 2012, there are no securities classified as held to maturity.

Another action step in the contingency funding plan developed to minimize the Bank's exposure to TAG expiration was to maintain a high level of unencumbered securities to ensure that there would be an adequate amount available to pledge to the Bank's public fund and repurchase agreement customers. At December 31, 2012, 35% of the investment portfolio was unencumbered. This outcome is up slightly from the 33% unpledged position on December 31, 2011. Since the expiration of TAG on December 31, 2012, $1.1 million additional securities have been pledged to customer repurchase agreements.

At year-end 2012, $27.0 million of securities were pledged to public fund customers, the FRB, the Federal Reserve Discount Window ("Discount Window") and customer repurchase agreements.

Investment portfolio quality has received much scrutiny over the past several years. The plight of the U.S. bond market and U.S. economy in general as well as the European debt crisis have all either directly or indirectly affected security market values. Regardless, the investment portfolio remains strong with an unrealized net gain of $602,000. Included in this total are unrealized losses of approximately $36,000. At December 31, 2012, there were 12 securities with an amortized cost of $7.2 million having an unrealized loss. One of the 12 had unrealized losses longer than 12 months. At year-end 2012, the Bank conducted its standard review for *other-than-temporary impairment* ("OTTI"). The unrealized losses referenced above were not determined to be other-than-temporary given the fact that the decline in value is less than 1%, they are all fully guaranteed by the U.S. government, and the fact that the Bank has the ability and intent to hold them until they either recover or mature. The portfolio will continue to be reviewed for impairment in accordance with the Bank's investment policy.

To reduce exposure to future loss (both realized and unrealized) the Bank intends to adhere to the diversification principles outlined in the investment policy and limit issuer concentrations. Besides fully guaranteed U.S. Government and federal agency securities, there were no holdings of securities of any one issuer in an amount greater than 10% of the Bank's common stock and surplus at December 31, 2012.

Loans, including held for sale and portfolio loans, decreased 15% since year-end 2011. Loans held for sale were $6.0 million at December 31, 2012; up from $5.5 million at December 31, 2011. Loans held for sale reflect residential mortgages, Small Business Administration ("SBA") loans and U.S. Department of Agriculture ("USDA") loans that have been originated and are in the process of or eligible to be sold to an investor. This small increase in loans held for sale was more than offset by the decrease in portfolio loan balances. At December 31, 2012, portfolio loan balances were $125.8 million; down from $149.7 million at December 31, 2011.

Loans held for sale activity for 2012 included $15.6 million of loan originations and $15.4 million of loan sales. The associated gain on the loan sales was $284,000. All of the loan sales in 2012 were derived from residential mortgage loans. In 2011, a large portion of the $296,000 of recorded gains was derived from selling residential mortgage loans. However, $124,000 of the $296,000 was earned from selling the guaranteed portions of three SBA loans totaling $2.4 million. The Bank is no longer originating SBA loans with the intention of selling the guaranteed portion in the secondary market. The increase in loans held for sale is primarily the result of one construction loan. The loan is guaranteed by the USDA. The construction phase of the project was completed during the year and the loan transitioned to a term note. The guaranteed portion is now salable in the secondary market. Management has not determined if the Bank will sell the guaranteed portion of this loan but intends to keep that option open. It is likely that the loan will remain in the held for sale category until a decision is made.

A majority of the portfolio loan decreases were to the commercial and commercial real estate portfolios. The downward movement in those two categories comprised 84% of the total decline but there were decreases to every category of loans except residential mortgages. Although the reduction in total loans outstanding was significant, the commercial-oriented concentration of the portfolio did not materially change. At December 31, 2012, the concentration of commercial and commercial real estate loans was 77% of the Bank's total loan portfolio, only one basis point less than year-end 2011. The Bank has maintained its wholesale focus since opening in 1999. Unfortunately, the sustained economic weakness both nationally and locally affected many borrowers in the Company's two largest portfolio segments since 2008. During that time the credit deterioration of customers in those segments, particularly commercial real estate, increased the overall risk profile of the Bank. The Bank incurred significant expenses to support the assessed risk which negatively affected the Bank's earnings and capital.

Over the past 12 months, Management believes that the economy in our markets has stabilized substantially. Loan credit quality has improved. The Bank's loan related expenses were greatly reduced helping to restore the Bank to profitability. Recorded profits along with a reduction in the loan portfolio increased the Bank's regulatory capital ratio and somewhat reduced the risk profile of the Bank. Even so, the Bank remains diligent about monitoring its loan portfolio and will continue to develop and educate lenders and credit staff, and to invest time into the design and overall strengthening of the Company's credit risk assessment processes.

Simply put credit risk is the risk of borrower nonpayment typically on loans although it can be applicable to the investment portfolio as well. In both cases, avoiding portfolio concentrations in any one type of credit or in a specific industry helps to decrease risk; however, the risk of nonpayment for any reason exists with respect to all loans and investments. The Bank recognizes that credit losses will be experienced and will vary with, among other things, general economic conditions; the creditworthiness of the borrower over the term of the debt; and in the case of a collateralized loan, the quality of the collateral.

The Bank has developed a detailed process to estimate credit risk. The process is discussed at length in Note 1 to the Company's financial statements. At each period end, the balance in the allowance for loan losses is based on management's estimation of probable incurred credit losses. The estimation is the result of loan portfolio analysis completed utilizing a detailed methodology prescribed in the Bank's credit procedures. Management reviews and analyzes the loan portfolio on a regular basis for the purpose of estimating probable incurred credit losses.

The analysis of the allowance for loan losses is comprised of two portions: general credit allocations and specific credit allocations. General credit allocations are made to various categories of loans based on loan ratings, delinquency trends, historical loss experience as well as current economic conditions. The specific credit allocation includes a detailed review of a borrower and its entire relationship resulting in an allocation being made to the allowance for that particular borrower. A loan becomes specifically identified when, based on current information and events related to that particular borrower, it is probable that the Company will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement.

The allowance for loan losses is adjusted accordingly to maintain an adequate level based on the conclusion of the general and specific analysis. There are occasions when a specifically identified loan requires no allocated allowance for loan losses. To have no allocated allowance for loan loss, a specifically identified loan must be well secured and have a collateral analysis that supports a loan loss reserve allocation of zero.

At December 31, 2012, the allowance for loan losses totaled $3.4 million; a decrease of $1.9 million compared to the year-end 2011 balance. The ratio of allowance to gross loans outstanding decreased to a level of 2.69% at December 31, 2012 compared to 3.54% at year-end 2011. The decrease is comprised of specific allocations decreasing by $1.2 million and general allocations decreasing by $736,000 in the 12 month period of 2012. Management believes that the trend of the general component of the allowance for loan losses is in line with improvement in the economy, local unemployment, a reduction in delinquency and an overall improvement in credit quality.

At December 31, 2012, the allowance contained $1.8 million in specific allocations on impaired loans whereas at December 31, 2011 there was $3.0 million specifically allocated. At year-end 2012, there was $11.7 million of recorded investment on specifically identified loans compared to $15.9 million at year-end 2011.

At year-end 2012, there was $5.1 million of recorded investment on specifically identified loans requiring no reserves, a decrease of $2.4 million compared to year-end 2011. For both year-end 2011 and 2012, over 40% of specifically identified loans required no reserves. In many cases these loans had charge-offs since the time of their initial impairment, which reduced principal to the current value of assigned collateral or expected repayment, therefore no further specific reserve is required on these loans.

Recorded investment on specifically identified loans requiring reserves was $6.6 million at year-end 2012 compared to $8.4 million at year-end 2011.

Although there were many changes to the specifically identified loan pool during 2012, the overall decrease in recorded investment on specifically identified loans requiring reserves was largely attributable to one borrower whose $3.1 million loan was restructured during the first quarter of 2012 in a modification that is commonly referred to as an A-B note structure. In these types of modifications, a detailed analysis of the borrower's financial condition is performed and the total debt is separated into two notes. The first note ("note A") is underwritten to be supported by current cash flows and collateral and the second note ("note B") is made for the remaining unsecured debt. Note B is immediately charged-off after closing with collection occurring only after note A is completely repaid. Specific allocations of $676,000 were removed from the reserve when note B was charged off.

The general component of the allowance for loan losses as a percentage of non-specifically identified loans was 1.72% at December 31, 2011. Although the national economy has not returned to pre-recession levels, Management has observed stabilization in the local economy and believes that stabilization has translated into fewer instances of new, unforeseen impairment during the year. Improvement in credit quality are reflected in lower delinquency, fewer loans on non-accrual and most importantly, a $5.7 million decrease in substandard (grade 6 or higher) commercial and commercial real estate loans from year-end 2011 to year-end 2012. As a result of these improving trends, the general component of the allowance for loan losses was decreased to 1.37% of total non-specifically identified loans at December 31, 2012.

The total of all allocations included in the allowance by loan segment at December 31, 2012 and 2011 was as follows:

	2012		2011	
Balance at End of Period Applicable to:	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial	$ 582,198	31.7%	$ 1,309,632	33.4%
Commercial Real Estate	2,266,302	45.0	3,386,433	44.4
Consumer	331,459	9.2	410,001	10.9
Residential	203,018	14.1	193,388	11.3
	$ 3,382,977	100.0%	$ 5,299,454	100.0%

The methodology used to determine the adequacy of the allowance for loan losses is consistent with the prior year. In 2012, minor enhancements to the process employed to calculate historical loss migration and to evaluate collateral in the case of specifically identified credits continued to be made. Most recently a certain category of riskier home equity loans were delineated and assigned a higher allocation in the allowance for loan losses. The referenced category of home equity loans are those where the Bank is a junior lien holder behind other lending institutions and where the borrower has some form of financial difficulty.

Similarly, since 2010, the Bank has segregated the historical losses on land development loans. Recognizing that losses within the land development class were not necessarily indicative of those that are likely to occur in the entire commercial and commercial real estate segments, these losses are excluded from historical loss calculations.

Management continues to monitor the allocation and make necessary adjustments based on portfolio concentration levels, actual loss experience, the financial condition of the borrowers and the economy. For more detailed information related to the calculation of the allowance for loan losses, see Note 1 to the financial statements.

Another factor considered in the assessment of the adequacy of the allowance is the quality of the loan portfolio from a past due and non-accrual standpoint. Year over year, the Bank observed a decrease in the recorded investment of past due and non-accrual loans of $3.7 million; a $1.0 million decrease in total accruing past due loans and a $2.7 million decrease in non-accrual loans.

The recorded investment in accruing loans past due 30-59 days was $131,000 at December 31, 2012, a decrease of $744,000 since year-end 2011. Bank staff is working diligently with customers to keep the level of past due loans down by maintaining a program of regular communication with borrowers. This level of communication often assists lenders in proactively identifying troubled credits early which helps to minimize the magnitude of loss in some cases. In addition to our lenders, the Bank has two full-time employees dedicated to overseeing past due customer relationships. As a result of this diligence, the average number of days past due of the loans in the 30-59 day category was 41 on December 31, 2012. There were only seven notes in this past due category at December 31, 2012 compared to ten on the same day in 2011.

The accruing 60-89 day past due category consisted of four loans with a recorded investment of $130,000 at December 31, 2012. This past due category decreased by $264,000 when compared to the year-end 2011 balance of $394,000. Half of the loans 60-89 days past due at year-end 2012 were to one borrower. Although there were payments collected in January 2013, the borrower still remains just over 60 days past due.

There were no notes past due 90 days or greater at year-end 2012 still accruing interest. The recorded investment was $27,000 at year-end 2011.

The Bank's delinquency has been reduced compared to prior periods and compares favorably to typical industry averages. The credit review process will continue to be stringent; however, it is possible that past dues could fluctuate in future periods.

Non-accrual loans totaled $3.9 million at December 31, 2012. This was an overall decrease of $2.7 million compared to 2011 year-end totals. The majority of the non-accrual notes are secured by developed real estate, only 2% of the total is secured by undeveloped real estate. At December 31, 2012, there were specific allocations of $1.4 million in the allowance for any estimated collateral deficiency on non-accrual loans.

In addition to the specifically identified impaired loans quantified in Note 3, the Bank also monitors industry concentrations. When a particular industry is facing circumstances that could translate into higher risk for the Bank, management will segment the loans even if they are performing in order to subject them to a higher level of scrutiny. The classification of these loans, however, does not necessarily imply that management expects losses but that the nature of the borrower's projects in the current economic environment deserves closer monitoring.

One particular loan segment that received much scrutiny over the last few years is land development. At year-end 2012, the balance of land development loans was $1.8 million, a reduction of $815,000 since year-end 2011. Charge-offs in this category were $140,000. Although management will continue to examine the remaining credits in this segment periodically as specified by our loan policy, the assessed risk for this category is considerably less.

The other category that is delineated and separately analyzed is home equity loans where the Bank is a junior lien holder behind other lending institutions and where the borrower has some form of financial difficulty. The balance of these loans totaled $1.3 million at year-end 2012. During 2012, home equity charge-offs were $83,000. Although the charge-offs were relatively low, the Bank expects to continue segregating this category.

For 2012, the ratio of net charge-offs to average loans was 1.44% up from 1.22% in 2011. In both years, net charge-offs aggregated $2.0 million and coincidentally, in each year 38 loans were charged-off. The ratio is higher between the two year-end periods because the average loans outstanding were higher in 2011.

In 2012, $1.2 million of the recorded loan charge-offs had specific reserves at year-end 2011. The remaining charge-offs were covered by the $736,000 decrease in general reserves resulting from the decline in the loan portfolio and the improvement in credit quality. Many considerations are made prior to charging off a loan. The Bank's loan policies have very specific guidelines. The Bank's declining past due levels seem to indicate that there are likely to be fewer impairments and charge-offs going forward, however as seen this year, charge offs can also occur on long term specifically identified loans. Regardless of the source, it is likely that future charge-offs will be lower during this period of stabilization.

Throughout the turbulent credit cycle, the Bank made many changes to its credit administration process. There is an experienced officer leading the Bank's credit area and all lenders are focused on working with current customers to improve the quality of the Bank's loan portfolio. Bi-weekly meetings occur among loan personnel to discuss identified weak credits and frequent internal loan review sessions are held. To supplement the internal processes, the Bank engages an independent firm to perform a credit review. Since 2008, the external credit review was performed bi-annually to address the rapidly changing credit market. Now that credit quality is stabilizing and the loan portfolio is smaller, management will return to an annual third party review beginning with the 2013 engagement. The internal process will remain unchanged.

Premises and equipment were $9.4 million at December 31, 2012. This was a decrease of $984,000 from the balance of $10.4 million on December 31, 2011. In June, the Bank completed the sale of land it had purchased in the fourth quarter of 2006 for expansion of its branching system. The property was located on Apple Avenue in Muskegon County. The book value of the land sold was $790,000. There was a gain recorded of $218,000.

Foreclosed assets decreased $470,000 since December 31, 2011 and were $2.8 million at December 31, 2012. These assets consist of relinquished properties through the collection process which were previously customer collateral supporting various borrowings. These properties are held until they can be sold. In 2012, 12 properties were added increasing the total of foreclosed assets by $1.4 million. Additionally, 18 properties, 11 lots and two parcels of vacant land were sold for $1.4 million during the same year. There were net losses on these sales of $57,000. One property with no recorded book value was surrendered to the county in 2012. In aggregate, the inventory of held properties was written down by $380,000 during the year. At December 31, 2012, there were 24 real estate holdings compared to 31 at December 31, 2011. Each quarter foreclosed assets are written down to fair value based on a professional appraisal or other common means of valuation. As real estate values stabilize, valuation adjustments have decreased. Valuation adjustments decreased by $668,000 when comparing 2012 to 2011. Although the current valuations of the properties held are justifiable, there may be cases where the Bank agrees to accept a sales price that is less than the current valuation and a loss is recorded.

Deposit balances were $184.2 million at December 31, 2012, down from $191.5 million at December 31, 2011. The $7.3 million net decline was the result of time deposits decreasing by $18.4 million and all other deposit categories increasing in aggregate by $11.1 million. The FDIC TAG program that offered unlimited insurance coverage for non-interest-bearing transaction accounts expired on December 31, 2012 which had some effect on the shifting of existing customer balances.

In the third quarter of 2012, one customer transferred from the Bank's repurchase agreement product into a non-interest demand account. This transfer is responsible for 33% of the increase since year-end 2011. The remaining increase stemmed mostly from existing business and public fund customers.

Since year-end 2011, interest bearing demand deposit accounts have risen by $3.4 million. The increase is due to several existing customers increasing their balances.

More than offsetting the increase in other deposit categories was a net decline of $18.4 million in the Bank's time deposit balances during 2012. A portion of the reduction since year-end 2011 was the final brokered time deposit maturity of $3.5 million. The Bank's Consent Order with the FDIC prohibits the use of brokered deposits. The Bank has not issued any brokered deposits since January of 2010. An internet deposit listing service is now used to obtain time deposits when they are needed for liquidity.

During 2012, liquidity was not much of an issue. With a significant amount of unplanned loan repayments, the Bank was able to reduce both local and internet time deposit holdings as they matured. Since year-end 2011, local time deposits were reduced by $8.0 million and internet deposits were reduced by $6.9 million. Since excess liquidity remains at the FRB, the Bank will continue to fund the maturity of time deposits for a period of time.

Non-deposit funding sources for the Bank, at December 31, 2012, included customer repurchase agreements, Federal Home Loan Bank ("FHLB") advances and FRB Discount Window borrowings. Typically, unexpected fluctuations in the Bank's daily liquidity position beyond the amount available in the Bank's FRB account drive borrowings from these resources. The only source with an outstanding balance at year-end 2011 or 2012 was customer repurchase agreements.

At year-end 2012, repurchase agreement balances were $10.2 million, an increase of $2.4 million since year-end 2011. Transactions related to two customers were responsible for a $2.5 million increase in customer repurchase agreements. One customer closed its repurchase account and transferred the entire balance to non-interest demand deposits. The balance outstanding at year-end 2011 was $2.2 million. Another customer increased their balance by $4.7 million since December 31, 2011.

There were no outstanding borrowings from either the FHLB or the Discount Window. Similar to repurchase agreements, the Bank is required to pledge assets to collateralize potential borrowings with the FHLB and the Discount Window. At December 31, 2012, the Bank had residential mortgage loans with a book value of $3.1 million pledged to the FHLB which provided the Bank with the ability to borrow approximately $2.1 million. The Bank has access to unencumbered securities in its investment portfolio that could be pledged to increase the borrowing capacity. At year-end 2012, there were over $14 million of securities within the investment portfolio that could be pledged.

As a result of the Consent Order, the Bank is only eligible for secondary credit at the Discount Window. Secondary credit, in essence, mandates that the Bank must fully utilize its other resources before it requests to borrow at the Discount Window. The request would then need to be authorized by the FDIC.

Management does not believe the Bank is likely to utilize either the FHLB or the Discount Window in the foreseeable future. The Bank's FRB liquidity would have to be completely exhausted before resorting to the utilization of either of these borrowing facilities. In 2012, the Bank's balance at the FRB averaged $19.9 million. In 2013, the Bank's FRB average balance may be lower. As discussed earlier, management is striving to maintain an FRB balance that ranges from $7 million to $10 million in order to assist in improving the Company's net interest margin. Even with a lower target balance, management anticipates that there is sufficient liquidity to support unforeseen funding needs based on the past history of the Bank's cash management program.

Subordinated debentures outstanding at December 31, 2011 and 2012 remained at $4.5 million. On December 17, 2004, the Trust, a business trust subsidiary of the Company, using the proceeds from the sale of 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security, purchased an equivalent amount ($4.5 million) of subordinated debentures from the Company. Similar to the rate on the trust preferred securities, the subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was initially set at 4.55125%. The current rate of interest is 2.36%. The stated maturity is December 30, 2034. Interest payments on the subordinated debentures are payable quarterly on March 30th, June 30th, September 30th and December 30th.

The terms of the subordinated debentures, the trust preferred securities and the agreements under which they were issued, give the Company the right, from time to time, to defer payment of interest for up to 20 consecutive quarters, unless certain specified events of default have occurred and are continuing. The deferral of interest payments on the subordinated debentures results in the deferral of distributions on the trust preferred securities. In May of 2010, the Company exercised its option to defer regularly scheduled quarterly interest payments beginning with the quarterly interest payment that was scheduled to be paid on June 30, 2010. The Company's deferral of interest does not constitute an event of default.

During the deferral period, interest will continue to accrue on the subordinated debentures. Also, the deferred interest will accrue interest. At the expiration of the deferral period, all accrued and unpaid interest will be due and payable and a corresponding amount of distributions will be payable on the trust preferred securities.

The indenture under which the subordinated debentures were issued prohibits certain actions by the Company during the deferral period. Among other things, and subject to certain exceptions, during the deferral period, the Company is prohibited from declaring or paying any dividends or distributions on, or redeeming, purchasing, acquiring or making any liquidation payment with respect to, any shares of its capital stock. Although the Company has not determined the duration of the deferral period, as of December 16, 2010, under the FRB Written Agreement, the Company is prohibited from making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior FRB approval. At December 31, 2012, the accrued interest payable on the subordinated debentures was approximately $326,000.

Under applicable Federal Reserve Board guidelines, the trust preferred securities constitute a restricted core capital element. The guidelines provide that the aggregate amount of restricted core elements that may be included in tier one capital must not exceed 25% of the sum of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Any remaining amount is treated as tier two capital for risk-based capital purposes. Additionally, tier two capital cannot exceed tier one capital. At both December 31, 2011 and 2012, none of the $4.5 million qualified for either tier one or tier two capital at the Company. The exclusion of the trust preferred securities as capital is directly related to the erosion of core capital since 2007.

The Company had a $5.0 million term loan with Fifth Third Bank ("Fifth Third") secured by the common stock of the Bank that was in default at year-end 2011 and 2012. The total principal balance outstanding at both period ends was $5,000,000. In addition to the outstanding principal due, there was accrued interest of $763,000 at December 31, 2012. The Company did not have the resources to pay the last ten quarterly interest payments. The outstanding principal had an interest rate of 6.00% per annum; 275 basis points above Fifth Third's prime rate. The total interest due to Fifth Third at year-end 2011 was $458,000. On March 20, 2013, the Company, with approval from the FRB, borrowed $1,280,000 from a group of investors and settled its debt in full with Fifth Third for $500,000. At closing, Fifth Third released its secured interest in the common stock of the Bank. The new senior debt bears interest at a fixed rate of 8.00% per annum and is payable quarterly, in arrears. The new note matures on March 31, 2015 and is secured by the Bank's common stock.

Accrued expenses and other liabilities increased $392,000 since December 31, 2011 and were $1.6 million at December 31, 2012. The increase is mostly from the accumulating interest payable on the Company's subordinated debentures and term loan with Fifth Third.

In spite of net income recorded in 2012, the Company's shareholders' equity was negative at year-end. At December 31, 2012, shareholders' equity was $(1,239,000); an increase of $181,000 since year-end 2011. The increase is the result of consolidated income of $268,000 slightly offset by an $87,000 decrease in accumulated comprehensive income from a decrease in the market value of the investment portfolio.

According to prompt corrective action regulations, the Bank was considered undercapitalized at both year-end 2011 and 2012. At December 31, 2012, the Bank's total risk-based capital ratio was 7.88% and its tier one to average assets ratio was 4.53%. The Bank's total risk-based capital ratio at December 31, 2011 was 6.40%. Its tier one to average assets ratio was 3.79% at year-end 2011. The improvement stems from the Bank's earnings in 2012 coupled with a reduction of risk-weighted assets.

Under the Consent Order, the Bank is required to have and maintain its level of tier one capital, as a percentage of its total assets, at a minimum of 8.5%, and its level of qualifying total capital, as a percentage of risk-weighted assets, at a minimum of 11%. The Consent Order capital requirements were effective beginning with the December 31, 2010 capital reporting period. The Bank was not in compliance with required capital ratios at year-end 2010 and failed to achieve those levels in 2011 or 2012.

In order to attain the level of capital required by the Consent Order, the Bank would have needed additional capital of $7,917,000 on December 31, 2012 based on its asset mix and size. This is a decrease of $2.4 million compared to the $10,320,000 that would have been needed on December 31, 2011.

The Directive, issued by the FDIC to the Bank on August 17, 2011, stipulated that the Bank be restored to an "adequately capitalized" capital category by October 17, 2011. To reach a level of adequately capitalized, according to FDIC prompt corrective action guidance; the Bank would have needed a capital contribution of roughly $2,600,000 based on its asset mix and size on December 31, 2011. Although the board made efforts to secure funding and comply with the Directive, they were not successful. As such, the Bank was not in compliance with the Directive by the required date. The board informed the FDIC in a letter dated October 14, 2011 that it was unable to comply with the Directive. There has been no further communications with the FDIC regarding the Directive. At year-end 2012, although the Bank was still out of compliance with the Directive, the additional capital required was reduced to $168,000. Management expects to achieve this through earnings in the first quarter of 2013. Nonetheless, the board's efforts to garner capital for the Bank still continue.

On March 20, 2013, when the Company settled its debt with Fifth Third for less than book value, the cancellation of debt was considered income to the Company. The income from this transaction was roughly $5,328,000 and resulted in the Company's retained earnings shifting from negative to positive.

RESULTS OF OPERATIONS

The Company had consolidated earnings of $268,000 for 2012 which was an improvement of approximately $2.7 million over the net loss of $2.4 million recorded a year earlier. On a per share basis there was an improvement of $1.86. The Company's diluted earnings per share was $0.18 in 2012. This result was an improvement over diluted earnings per share of $(1.68) in 2011. The Company had a retained deficit of $14.8 million at December 31, 2012 compared to a retained deficit of $15.1 million at December 31, 2011. The earnings improvement is further depicted when comparing the operating ratios of each 12 month period. The table below illustrates three key performance measures for the years ended December 31, 2012 and 2011:

	2012	2011
Return on average assets	0.13%	(1.07%)
Return on average shareholders' equity	N/A	N/A
Average equity to average assets	(0.55)	0.02

The main contributing factors to the losses since 2007 were deteriorating credit quality, declining property values and increased credit administration expenses. Similar expenses in 2012 are much lower comparatively. In addition to continuing its cost cutting measures, the Company focused on improving its cost of funds both from a mix and rate standpoint. In spite of lowering the funding expense, there was an overall reduction in net interest income due to the significant reduction in loans since year-end 2011. Even so, there was a general improvement in the Company's net interest margin.

For 2012, net interest income was $6.9 million compared to $7.5 million for 2011. The change represents an 8% decrease compared to 2011's results. In addition to interest being earned on the loan portfolio, interest is also derived from the securities portfolio and interest-bearing correspondent accounts. Since the loan portfolio makes up roughly 71% of the Company's average earning assets, changes to its associated income will have a significant impact on net interest income and net interest margin results.

The Company attempts to mitigate interest rate risk in its loan portfolio in many ways. Two of the methods used are to balance the rate sensitivity of the portfolio and to avoid extension risk. At December 31, 2012, there were 71% of the loan balances carrying a fixed rate and 29% a floating rate, the same as year-end 2011. Shifts in the rate sensitivity of the loan portfolio are typically the result of the types of loans that paid off during the year and shifts in customer preference at the time a loan is renewed. Since 2007, the interest rate sensitivity of the portfolio has gone from nearly balanced to the mix described above. If the Bank does not have a more balanced loan portfolio when rates begin to rise it may be detrimental to earnings. A more equitable balance between fixed and floating rate loans is desired and is useful for protecting net interest income during upward or downward movements in rates. Management strives to optimize the repricing mix in an effort to protect the earnings of the Company but the duration of this low rate environment has influenced customer preference having a notable impact on these internal goals. Based on the most recent communications from the Federal Open Market Committee, rates are forecasted to remain low until at least 2014.

Avoidance of extension risk is the other important means to mitigate interest rate risk. In periods of low interest rates, it is generally not advantageous for a financial institution to book long-term, fixed rate notes like 15 or 30 year residential mortgage loans. Since the Bank enhanced its mortgage line of business in 2007, the intention has been to sell 75-90% of all long-term residential mortgages originated. In 2012, residential loan sales were 86% of the total originated; similar to the 85% experienced in 2011. Any increase in the residential mortgage loan portfolio resulting from the loans originated and not sold is not expected to markedly change the maturity distribution of the Bank's total loan portfolio. At December 31, 2012, the maturity distribution of the Bank's loan portfolio was relatively balanced between short-term (less than one year) and long-term (greater than five years) maturities. Short-term maturities comprise approximately 29% of the loan portfolio and 22% of the loan portfolio has a maturity greater than five years.

The contractual loan maturities and rate sensitivity of the loan portfolio at December 31, 2012 are included below:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Commercial	$ 3,423,776	$ 16,701,870	$ 15,797,268	$ 3,936,588	$ 39,859,502
Commercial Real Estate:					
General	4,262,166	7,489,259	40,460,963	884,440	53,096,828
Construction	998,275	1,844,270	583,377	38,444	3,464,366
Consumer:					
Lines of credit	678,153	936,468	3,399,690	4,091,076	9,105,387
Other	82,595	130,816	974,400	827,423	2,015,234
Credit card	55,507	171,937	263,358	0	490,802
Residential	0	88,780	5,576	17,703,775	17,798,131
	$ 9,500,472	$ 27,363,400	$ 61,484,632	$ 27,481,746	$ 125,830,250
Loans at fixed rates	$ 7,906,749	$ 15,463,174	$ 45,982,457	$ 19,651,247	$ 89,003,627
Loans at variable rates	1,593,723	11,900,226	15,502,175	7,830,499	36,826,623
	$ 9,500,472	$ 27,363,400	$ 61,484,632	$ 27,481,746	$ 125,830,250

For 2012, average earning assets decreased $21.9 million. The year over year reduction in the loan portfolio, the increased securities purchased for pledging and the continued FRB liquidity equated to a small change in the distribution of earning assets. Loans remain the largest category at 71%; down four percent since year-end 2011. Securities was the next largest category and was 19% of earning assets at year-end 2012. The purchases made throughout the year increased the concentration by three percent. The concentration of interest-bearing deposits at other financial institutions as a percentage of earning assets was 10% for 2012 and had increased one percent compared to 2011. On average, deposits at other financial institutions earn essentially 25 basis points. Management recognizes the detrimental impact to the Company's net interest margin as a result of maintaining excess liquidity and intends on reducing the concentration in 2013.

As mentioned above, the Bank increased its investment portfolio during 2012. Many of the purchases were made in the fourth quarter of 2012 in preparation for the expiration of TAG. Therefore the increase is not necessarily reflected in the 12 months average. Average securities outstanding was $903,000 more in 2012 compared to the same period end in 2011. In spite of increased holdings, the average rate earned declined 41 basis points, decreasing interest income generated from this category in 2012 by $131,000 when compared to 2011. In addition to making purchases to prepare for TAG expiration, purchases were also made to replace bonds that were called by the issuer prior to maturity. In any event, the bonds purchased throughout 2012 were at rates that were consistently below the average portfolio rate. The weighted average rate of the bonds that were sold, called or matured in 2012 was 1.607%. The weighted average rate of the purchases in 2012 was 1.072%. Given the forecast for a continued low rate environment, it is likely that investment purchases during the next year will continue to be made at rates below the current portfolio average.

Average loans outstanding decreased $23.9 million during 2012. In addition to fewer loans on the books, the average rate earned on the loan portfolio declined 33 basis points. The internal prime lending rate remained the same for both 2011 and 2012. Fewer loans outstanding produced $1.9 million less interest income. Also included in the loan interest outcome is the reversal of $63,000 of interest income for loans that were either charged-off or put on non-accrual status in the year. The interest reversal had a five basis point effect on the average rate earned on loans.

Currently, the Bank's internal prime lending rate is 5%; 175 basis points higher than the Wall Street Journal prime rate. There is increasing competitive pressure to lend at rates that are below the Bank's internal prime lending rate. Since the Bank is prohibited through the Directive from growing assets, it is a priority of the Bank to retain as many loans as possible. As such, management may selectively use lower rates to retain qualifying, existing customers. This may result in further reduction in the yield on the loan portfolio in the future.

Interest-bearing liabilities are made up of deposits, repurchase agreements, FHLB advances, notes payable and subordinated debentures. Together these interest-bearing liabilities, on average, decreased $24.8 million during 2012. In spite of the decrease, the composition of interest-bearing liabilities did not change materially. The largest rate bearing funding category is deposits.

In 2012, deposits made up 89% of interest-bearing liabilities while the concentration was 90% in 2011. Because of the heavy concentration of deposits, an improvement in the average rate paid on this liability category has a significant influence on the cost of funds. The average rate paid on overall funding costs decreased 61 basis points year over year mostly due to a 71 basis point reduction in the blended rate paid on deposits year over year.

A majority of the progress achieved on lowering the blended cost of interest-bearing deposits came from reducing the level of time deposits outstanding as well as the average rate paid on the time deposit portfolio, the largest deposit category and typically the most expensive. In the Financial Condition discussion, it was noted that the time deposit portfolio was reduced by $18.4 million in 2012. The associated reduction in interest expense as a result was estimated to be $447,000. Additionally, the average rate on the time deposit portfolio was reduced by 29 basis points during the year. The estimated reduction to interest expense was $985,000. At year-end 2012, the time deposit portfolio carried an average rate of 1.08%. At the same period end in 2011, the average rate of the time deposit portfolio was 1.37%. Although repricing opportunities on time deposits continue to exist it is to a lesser extent because of the duration of the low rate environment. Over the next 12 months, nearly $46 million in time deposits (25% of total deposits) will either mature and not be replaced or reprice to current market rates which are roughly 20 basis points lower.

Although the average balance of notes payable, subordinated debentures and FHLB advances between 2011 and 2012 was consistent, there was a 16 basis point increase in the average rate paid on subordinated debentures between the two years. The interest rate paid on subordinated debentures is floating and resets four times during the year.

Some of the factors affecting both net interest spread and net interest margin were mentioned above, including the mix of interest-earning assets and liabilities as well as the interest rate sensitivity of the various categories. To illustrate the Company's condition, the following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expenses by the average daily balance of assets or liabilities, respectively, for the periods presented:

	Years Ended December 31:					
	2012			2011		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets						
Federal funds sold and interest-bearing deposits with banks	$ 20,576,056	$ 49,898	0.24%	$ 19,459,188	$ 47,240	0.24%
Securities[1]	36,638,032	668,981	1.83	35,734,951	800,014	2.24
Loans[2]	138,011,790	8,054,124	5.84	161,885,478	9,985,906	6.17
	195,225,878	8,773,003	4.49	217,079,617	10,833,160	4.99
Other assets	12,932,523			13,175,286		
	$ 208,158,401			$ 230,254,903		
Liabilities and Shareholders' Equity						
Interest-bearing deposits	$ 149,526,051	$ 1,389,337	0.93	$ 173,966,362	$ 2,845,254	1.64
FRB borrowings and repurchase agreements	9,241,533	69,768	0.75	9,626,384	73,269	0.76
Subordinated debentures, notes payable and FHLB advances	9,500,000	429,959	4.53	9,500,000	418,243	4.40
	168,267,584	1,889,064	1.12	193,092,746	3,336,766	1.73
Noninterest-bearing deposits	39,721,283			36,100,143		
Other liabilities	1,321,712			1,026,725		
Shareholders' Equity	(1,152,178)			35,289		
	$ 208,158,401			$ 230,254,903		
Net interest income		6,883,939			7,496,394	
Net interest spread on earning assets			3.37%			3.26%
Net interest margin on earning assets			3.53			3.45
Average interest-earning assets to average interest-bearing liabilities			116.02			112.42

[1] Includes Federal Home Loan Bank Stock.

[2] Includes loans held for sale and non-accrual loans

As displayed in the preceding table, in 2012 the Company's net interest spread improved by 11 basis points, from 3.26% in 2011 to 3.37% in 2012, and the Company's net interest margin on earning assets increased by 8 basis points. The margin was 3.53% for the 12 months ended December 31, 2012 and 3.45% for the 12 months ended December 31, 2011. As a further demonstration of the effect of rates and volume on this outcome, below is a table displaying the change in interest income and interest expense on interest-earning assets and interest-bearing liabilities segregated between change due to volume and change due to rate:

	Year-ended December 31, 2012 over 2011		
	Total	Volume	Rate
Increase (decrease) in interest income			
Federal funds sold and interest-bearing deposits with banks	$ 2,658	$ 2,709	$ (51)
Securities	(131,033)	19,768	(150,801)
Loans	(1,931,782)	(1,414,494)	(517,288)
Net change in interest income	(2,060,157)	(1,392,017)	(668,140)
Increase (decrease) in interest expense			
Interest-bearing deposits	(1,455,917)	(447,450)	(1,008,467)
FRB borrowings and repurchase agreements	(3,501)	(2,909)	(592)
Subordinated debentures, notes payable and FHLB advances	11,716	0	11,716
Net change in interest expense	(1,447,702)	(450,359)	(997,343)
Net change in net interest income	$ (612,455)	$ (941,658)	$ 329,203

As shown above, the decreases to interest income resulted mainly from fewer loans on the books while reductions in interest expense were derived primarily from decreases to the average rate paid on deposits. The Bank's net interest margin will be challenged in 2013. Although there is incremental repricing opportunity in the time deposit portfolio, the lending staff will likely need to lower rates on the lending side in order to retain customers since the Bank's internal prime is 175 basis points above the market. In light of these factors, the Company's net interest margin may decrease in 2013.

The provision for loan losses was $75,000 in 2012; a $2.4 million reduction compared to 2011's provision. In 2011, the expense was significantly impacted by weak credit quality and unpredictable collateral values on impaired loans. During 2012, in addition to improvement in credit quality and stabilization in collateral values, there were $23.8 million fewer loans in the portfolio. Amounts in the allowance previously allocated to those loans were available for both general and specific allocations during 2012. As a result of all of these reasons, there was a significant reduction in the expense between the two 12 month periods.

Management continues to use the same process for monitoring credit quality, delinquency and impaired loans. The process is intended to assess the level of allowance for loan losses which appropriately reflects the risk in the loan portfolio. Although the methodology for calculating the allowance and the required provision for loan losses is considered by management to be consistent and reasonable, the allowance level and required provision are estimates. The provision may be increased or decreased in the future to achieve the desired balance in the allowance. At December 31, 2012, management believes that the allowance level was adequate and justifiable based on the factors discussed earlier (see Financial Condition).

Non-interest income recorded in 2012 was $1.7 million, which reflects a $235,000 decrease since 2011. Many categories contributed to this decline between the years.

Service charge income on deposit accounts decreased 8% in the 12 months of 2012 compared to the same period in 2011. The $62,000 decrease in this category was essentially from fewer business customer accounts and a reduction in customer overdraft fees between the two years. The reduction in business checking accounts receiving monthly transaction fees is directly associated with the decrease in outstanding commercial and commercial real estate loans. When a business moves its loans to another financial institution most often the deposits are moved as well. Commercial checking account fees were $18,000 less in 2012 compared to 2011 and overdraft fees were $37,000 less when comparing the same two periods.

Recorded gains on loan sales and mortgage loan referral fees together were $298,000 in 2012 compared to $347,000 in 2011. Since opening, the Bank has actively sold and referred residential mortgages to investors. In 2012, all of the loan gains were on residential mortgage loan sales. In 2011, $172,000 of the total gains was from the sale of residential mortgage loans, $51,000 was from mortgage loan referral fees and the remaining $124,000 was from the sale of the guaranteed portion of SBA loans originated by the Bank. The Bank no longer originates SBA loans with the intention of selling the guaranteed portion in the secondary market. During the 12 months of 2012, mortgage activity carried on at a healthy pace in Management's opinion. Management believes that continued contributions to non-interest income from this source will be crucial to the Bank's future profitability.

Management remains focused on reducing the number of foreclosed properties held. There were 18 foreclosed properties, 11 lots and two parcels of vacant land sold in 2012 compared to ten foreclosed properties and nine lots sold in 2011. Although there were more sales in 2012, there was a $249,000 difference in the outcome of the transactions. In 2012, there was a net loss of $57,000. In 2011, there was a net gain of $192,000 on the sale of foreclosed property. Management continues to evaluate the fair value of properties each quarter but it is difficult to predict if there will be gains or losses on future foreclosed asset sales.

There was a gain of $218,000 recorded from the sale of land which the Bank had originally purchased for expansion of its branching system. There was no gain or loss on the sale of premises and equipment in 2011.

The Company recognized a $114,000 decrease in other non-interest income between 2011 and 2012. The largest difference is related to SBA servicing income. Servicing income declined by $78,000 in 2012. In addition to fewer SBA loans being serviced between the two years, there were adjustments to the market value of the servicing rights.

Non-interest expenses decreased $1.3 million for the 12 month period ended December 31, 2012 compared to the similar period in 2011. Total non-interest expenses were $8.2 million for 2012 and $9.5 million in 2011. Over 50% of the decline in total non-interest expenses was the result of fewer impairment charges on foreclosed assets. In addition to that favorable outcome, several other categories had notable decreases between the 12 month period of 2011 and 2012.

Salaries and benefit expenses totaled $3.8 million for 2012; a reduction of $300,000. Since year-end 2011, full time equivalent employees have been reduced by 3. Several other staff reductions occurred late in 2011 thus the full year impact is being reflected in 2012's results. There are no plans to reduce the Bank's staffing levels during the next 12 month period. As a cost saving measure, Company-wide salary increases were discontinued and in the second half of 2009 the Bank's 401(k) match was ceased. The board intended these measures to be short term until profitability could be restored. In late 2012, the board approved the 2013 budget which allowed for a two percent, performance-based salary increase for non-executive level employees at the time of their next scheduled review. There was no change to the 401(k) matching expense. It is not known when the 401(k) matching expense will be restored but should the Bank continue to be profitable and achieve an adequately capitalized regulatory status, the possibility becomes more likely.

Furniture and equipment expenses were $402,000 in 2012; down $129,000 compared to 2011. Depreciation and amortization expense on equipment declined by $124,000 between 2011 and 2012. As the Bank's equipment ages, the assets become fully depreciated and no longer require a monthly expense.

Foreclosed asset impairment charges were $380,000 in 2012 compared to $1.0 million in 2011. During the time that foreclosed real properties are waiting to be sold, there will be occasions that the Bank will need to reevaluate the individual market values of each property. If there is evidence that the fair value has declined since the last evaluation, the Bank will incur an impairment charge in order to properly reflect the fair value of the asset at the end of the reporting period. A reduction in this category reflects the referenced stability in local real estate over the last 12 months. Management may still be required to make valuation adjustments in specific instances, but most properties seem to be holding at current values or improving. At December 31, 2012, the Company had 24 foreclosed assets totaling $2.8 million.

FDIC premiums decreased 23% to $711,000 in 2012 from $926,000 in 2011. For both years, the Bank was in the FDIC's highest risk category due to its undercapitalized regulatory capital position and its Consent Order. Partially offsetting this was a beneficial change in the premium calculation for smaller banks, the elimination of the brokered deposit surcharge, and a smaller balance sheet in general. Although the calculation change occurred in the second quarter of 2011, a full year of benefit was received for 2012. The Bank paid a surcharge for brokered deposits for half of 2011 but none in 2012. Management anticipates FDIC premiums to decline further should the Bank achieve an adequately capitalized regulatory status.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The Company's Asset Liability Committee ("ALCO"), which includes Senior Management, the Bank's Controller, and Assistant Controller, monitors and manages liquidity and interest rate risk. ALCO reports to the Board of Directors and operates within Board approved policy limits. Liquidity management involves the ability to meet the cash flow requirements of the Bank's customers. These customers may be either borrowers with credit needs or depositors wanting to withdraw funds.

In addition to normal loan funding and deposit flow, the Bank must maintain sufficient liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2012, the Bank had a total of $21.8 million in unfunded loan commitments and $1.3 million in unfunded standby letters of credit. Of the total unfunded loan commitments, nearly all were commitments available as lines of credit to be drawn at any time as customers' cash needs vary. The Bank monitors fluctuations in credit line balances and commitment levels, and includes such data in a liquidity snapshot that is distributed monthly to members of ALCO.

Many correspondent banks have actively reduced their credit exposure to other banks by either reducing or cancelling unsecured federal funds lines of credit. At both year-end 2011 and 2012, the Bank had no established overnight federal funds purchase lines through correspondent banks. The Bank's main sources of liquidity in times of unexpected customer activity are its excess liquidity at the FRB, borrowing capacity at the FHLB, its unencumbered securities, the Discount Window secondary credit borrowing program and the internet time deposit listing service.

The Bank plans to maintain excess liquidity in its FRB account and hold an elevated level of unencumbered securities. At year-end 2012, the FRB balance was $17.3 million; the average balance held at the FRB for 2012 was $19.9 million. This compares to an average balance of $19.0 million for 2011. The entire FRB balance less reserve and clearing requirements is available for liquidity purposes. In 2013, management intends to focus on maximizing the Company's net interest margin due to the significant reduction in the loan portfolio in 2012 and its detrimental impact on interest income. In order to assist in this plan, management plans to reduce excess liquidity held at the FRB when possible. The targeted balance will be between $7 million and $10 million with an average closer to $10 million. Although this is lower than the average balance held during the past two years, management believes this range will be sufficient to cover the upcoming obligations of the Bank's customers and also provide an excess amount for unknown needs.

The Bank had unencumbered securities of $14.4 million on December 31, 2012. This was an increase in securities available to be sold for liquidity purposes of $2.9 million compared to the prior year-end. The process of liquidating securities typically takes a few days. First the Bank needs to find a buyer for the offerings and then the transaction needs a day to settle. In most cases, a security sale can occur in 2 – 3 days but sometimes it will take longer. The downside of security sales is the potential realization in earnings of market value and book value differences. At year-end 2012, there were $169,000 of unrealized gains and $19,000 of unrealized losses on securities available to be sold for liquidity purposes.

Based on Board approval, the Bank has the authority to borrow up to $20 million from the FHLB. At December 31, 2012, the Bank had the capacity to borrow $2.1 million from the FHLB based on a pledge of residential mortgage loans with a book value of $3.1 million and a fair market value of $2.7 million. The Bank has the ability to borrow $8.7 million based on its stock ownership. In order to borrow the allowable amount based on stock ownership, the Bank would need to pledge more collateral. To do this, management could consider utilizing some of its unencumbered securities or pledging additional residential loans or qualifying loans within the Bank's commercial real estate portfolio. FHLB guidelines related to pledging this type of loan are very strict thus the Bank has not chosen to actively pursue this possibility since there has been sufficient liquidity and essentially no borrowing needs.

As a result of the Consent Order, the Bank is only eligible for secondary credit at the Discount Window. Secondary credit, in essences, mandates that the Bank must fully utilize its other resources before it requests to borrow at the Discount Window. The request would then need to be authorized by the FDIC. Since this resource is not reliable, the Bank does not actively engage in maintaining a meaningful level of pledged assets to support a borrowing. The assets previously pledged are now used to support the $4.3 million collateral assignment for payment system risk. In the event that a borrowing was necessary, the Bank could pledge a portion of its unencumbered assets. At year-end 2011, the Bank had the ability to borrow from the Discount Window $2.9 million based on a pledge of $2.6 million of municipal securities and $4.8 million of qualifying home equity loans. The Bank did not utilize the Discount Window at all in 2011 or 2012.

One of the Bank's core missions is to gather local deposits. However, local deposits are usually slower to accumulate and are often more costly than other alternatives. When liquidity is needed, internet deposits are considered a viable, more cost effective resource. The Bank has been a member of an internet subscription service since December 2009. The internet subscription service allows the Bank to post rates for various terms within a closed network of pre-screened investors across the country. Deposits gathered this way are generally between $50,000 and $99,000 each; up to a maximum of $250,000. These deposits are not considered brokered. In 2012, the Bank gathered $22.0 million to maintain the liquidity of the Bank. The average term for these deposits was over 34 months and the average rate paid was 0.79%. This source of deposits has been instrumental as an ALCO tool because the Bank is able to add longer term funding at rates that are significantly below the local market. ALCO strives to maximize earnings and will make decisions about targeted deposit gathering using these external sources based on many factors including comparative rate data.

Another important responsibility of the ALCO is to monitor interest rate risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. The Company employs a variety of measurement techniques to identify and manage this risk. A sophisticated simulation model is used to analyze net interest income sensitivity. The model incorporates actual cash flows and contractual repricing behavior as well as economic and market-based assumptions provided by Senior Management. ALCO strives to maintain a balance between interest-earning assets and interest-bearing liabilities. Overnight investments, on which rates change daily, and loans tied to internal prime rate, differ considerably from long-term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest rate sensitive than regular savings accounts. Comparison of the repricing intervals of interest-earning assets to interest-bearing liabilities is a measure of interest sensitivity gap.

Details of the Company's repricing gap at December 31, 2012 were:

	Interest Rate Sensitivity Period				
	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Earning assets					
Interest-bearing deposits in other financial institutions	$ 17,317,926	$ 0	$ 0	$ 0	$ 17,317,926
Securities (includes FHLB stock)	4,103,132	7,018,715	23,606,207	7,183,142	41,911,196
Loans	51,400,325	14,995,230	45,008,384	20,467,180	131,871,119
	72,821,383	22,013,945	68,614,591	27,650,322	191,100,241
Interest-bearing liabilities					
Savings and checking	50,486,394	0	0	0	50,486,394
Time deposits <$100,000	8,991,967	29,915,116	44,462,091	47,000	83,416,174
Time deposits >$100,000	1,716,294	4,967,205	3,319,236	0	10,002,735
Repurchase agreements and Federal funds purchased	10,190,059	0	0	0	10,190,059
Notes payable and other borrowings	9,500,000	0	0	0	9,500,000
	80,884,714	34,882,321	47,781,327	47,000	163,595,362
Net asset (liability) repricing gap	$ (8,063,331)	$ (12,868,376)	$ 20,833,264	$ 27,603,322	$ 27,504,879
Cumulative net asset (liability) repricing gap	$ (8,063,331)	$ (20,931,707)	$ (98,443)	$ 27,504,879	

The interest rate sensitivity table simply illustrates what the Company is contractually able to change in certain time frames. Currently, the Company has a negative 12-month repricing gap which indicates that the Company is liability sensitive in the next 12-month period. This position implies that decreases to the national federal funds rate would have more of an impact on interest expense than on interest income during this period if there were a parallel shift in rates. For instance, if the Company's internal prime rate went down by 25 basis points and every interest-earning asset and interest-bearing liability on the Company's December 31, 2012 balance sheet, repricing in the next 12 months, adjusted simultaneously by the same 25 basis points, more liabilities would be affected than assets.

The benefits stemming from the short-term repricing opportunities of time deposit liabilities are diminishing due to the extended low rate cycle. In 2013, roughly $46 million in time deposits are scheduled to reprice to rates that are currently 20 basis points lower. This may be helpful to the Bank's net interest margin but loan pricing for customer retention may offset this marginal benefit.

Balancing the repricing and maturity gaps and managing interest rate sensitivity is a continual challenge that has been magnified by this economy and the restrictions placed on the Bank under the Consent Order.

CAPITAL RESOURCES

The Company and the Bank are subject to regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. In general, capital amounts and classifications are subject to qualitative judgments by regulators about components, risk-weighting, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If a bank is not well-capitalized, regulatory approval is required to accept brokered deposits. Subject to limited exceptions, a bank may not make a capital distribution if, after making the distribution, it would be undercapitalized. If a bank is undercapitalized, it is subject to being closely monitored by its principal federal regulator, its asset growth and expansion are restricted, and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the bank at the discretion of the federal regulator.

Since 2011, the Company has had negative tier one capital. As a result of negative tier one capital; there is a complete disallowance of supplemental capital of approximately $7.9 million. Trust preferred securities and allowance for loan losses are the main supplemental capital components of the Company.

The total risk-based capital ratio of the Bank improved since year-end 2011 but in both years the Bank was considered undercapitalized according to prompt corrective action regulations. The Bank's total risk-based capital ratio was 7.88% at December 31, 2012 and 6.40% at December 31, 2011. The 12 month improvement came from recorded net earnings of $749,000 and a $25.2 million reduction in net risk-weighted assets at the Bank. For more details about prompt corrective action regulations see Note 15 to the Company's Financial Statements.

The Company's only capital resource is its cash balance which averaged $36,000 for fiscal year 2012 and was approximately $8,000 at December 31, 2012. The cash balance is also the main liquidity resource for paying the Company's expenses. Consequently, the Company did not have excess liquidity to contribute capital into the Bank. Limited cash and the defaulted note payable at the Company were concerns for the board and the main motivating factors behind the plan to seek support from a small group of local investors. On March 20, 2013, after the issuance of the new senior debt and after the Company's settlement with Fifth Third, the cash balance at the Company has risen to $785,000. This cash is enough to support the operations of the Company for the next several years as well as cover quarterly interest payments on the new senior debt until maturity and serve as a limited capital resource for the Bank.

Management anticipates that the Bank's earnings in the first quarter of 2013 will be enough to restore the Bank to an adequately capitalized position and meet the capital requirement of the Directive; however the ability to fully comply with all of the requirements of the Consent Order, especially achieving specified capital levels, is not entirely within the control of the board or management, and is not assured.

Raising capital for the Bank remains a challenge. Failure to comply with provisions of either the Directive or the Consent Order may result in further regulatory action that could have a material adverse effect on the Company and its shareholders, as well as the Bank. For now, the board of directors along with management intend to continue reducing problem assets, maintain profitability by controlling overhead expenses and exploring cost saving tactics; all while continuing to seek capital raising possibilities.

RECENT ACCOUNTING DEVELOPMENTS

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. For public companies, the amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The effect of adopting this new guidance was disclosure-related only and had no impact on the Company's results of operations.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. For public companies, the amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. The Company adopted this amendment by adding consolidated statements of comprehensive income immediately following the consolidated statements of income.

Other issued but not yet effective accounting standards were reviewed and management has concluded that none are material to the Company's financial statements.


Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Community Shores Bank Corporation
Muskegon, Michigan

We have audited the accompanying consolidated balance sheets of Community Shores Bank Corporation ("the Company") as of December 31, 2012 and 2011 and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Shores Bank Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 19 to the consolidated financial statements, the Company has incurred significant recurring operating losses and is in default of its notes payable collateralized by the stock of its wholly-owned bank subsidiary. In addition, the Company has a deficit in shareholders' equity. The subsidiary bank is undercapitalized and is not in compliance with revised minimum regulatory capital requirements under a formal regulatory agreement which has imposed limitations on certain operations. These events raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 19. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Crowe Horwath LLP

Crowe Horwath LLP

Grand Rapids, Michigan
March 27, 2013

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and due from financial institutions	$ 2,979,189	$ 2,426,142
Interest-bearing deposits in other financial institutions	17,317,926	6,493,426
Cash and cash equivalents	20,297,115	8,919,568
Securities available for sale (at fair value)	41,460,396	34,572,103
Loans held for sale	6,040,869	5,534,983
Loans	125,830,250	149,658,931
Less: Allowance for loan losses	3,382,977	5,299,454
Net loans	122,447,273	144,359,477
Federal Home Loan Bank stock (at cost)	450,800	450,800
Premises and equipment, net	9,420,886	10,404,865
Accrued interest receivable	592,043	746,143
Foreclosed assets	2,806,781	3,276,838
Other assets	715,200	386,524
Total assets	$ 204,231,363	$ 208,651,301
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest-bearing	$ 40,271,190	$ 33,281,198
Interest-bearing	143,905,303	158,264,038
Total deposits	184,176,493	191,545,236
Federal funds purchased and repurchase agreements	10,190,059	7,814,745
Notes payable	5,000,000	5,000,000
Subordinated debentures	4,500,000	4,500,000
Accrued expenses and other liabilities	1,603,907	1,211,702
Total liabilities	205,470,459	210,071,683
Shareholders' equity		
Preferred Stock, no par value: 1,000,000 shares authorized and none issued	0	0
Common Stock, no par value: 9,000,000 shares authorized;1,468,800 issued and outstanding	13,296,691	13,296,691
Retained deficit	(14,816,593)	(15,084,431)
Accumulated other comprehensive income	280,806	367,358
Total shareholders' equity	(1,239,096)	(1,420,382)
Total liabilities and shareholders' equity	$ 204,231,363	$ 208,651,301

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Years ended December 31, 2012 and 2011

	2012	2011
Interest and dividend income		
Loans, including fees	$ 8,054,124	$ 9,985,906
Securities, taxable	570,317	698,749
Securities, tax exempt	84,244	89,063
Federal funds sold, FHLB dividends and other income	64,318	59,442
Total interest and dividend income	8,773,003	10,833,160
Interest expense		
Deposits	1,389,337	2,845,254
Repurchase agreements, federal funds purchased, and other debt	69,768	73,269
Federal Home Loan Bank advances and notes payable	429,959	418,243
Total interest expense	1,889,064	3,336,766
Net Interest Income	6,883,939	7,496,394
Provision for loan losses	75,035	2,483,640
Net Interest Income After Provision for Loan Losses	6,808,904	5,012,754
Non-interest income		
Service charges on deposit accounts	680,441	741,990
Mortgage loan referral fees	14,521	50,877
Gain on sale of loans	283,653	295,961
Gain on sale of securities	21,522	3,288
Gain (loss) on sale of foreclosed assets	(57,204)	192,176
Gain on sale of premises and equipment	220,889	0
Other	522,818	637,139
Total non-interest income	1,686,640	1,921,431
Non-interest expense		
Salaries and employee benefits	3,774,039	4,074,170
Occupancy	638,722	668,502
Furniture and equipment	401,591	530,948
Advertising	54,827	49,636
Data processing	568,703	505,981
Professional services	310,499	358,685
Foreclosed asset impairment	380,084	1,047,644
FDIC Insurance	710,939	926,464
Other	1,388,302	1,343,233
Total non-interest expense	8,227,706	9,505,263
Income (Loss) Before Federal Income Taxes	267,838	(2,571,078)
Federal income tax expense (benefit)	0	(103,669)
Net Income (Loss)	$ 267,838	$ (2,467,409)
Weighted average shares outstanding	1,468,800	1,468,800
Diluted average shares outstanding	1,468,800	1,468,800
Basic earnings (loss) per share	$ 0.18	$ (1.68)
Diluted earnings (loss) per share	$ 0.18	$ (1.68)

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2012 and 2011

	2012	2011
Net income (loss)	$ 267,838	$ (2,467,409)
Other comprehensive income (loss):		
Unrealized holding gains (losses) on available for sale securities	(65,030)	308,197
Less reclassification adjustments for gains later recognized in income	(21,522)	(3,288)
Net unrealized gain (loss)	(86,552)	304,909
Tax effect	0	103,669
Total other comprehensive income (loss)	(86,552)	201,240
Comprehensive income (loss)	$ 181,286	$ (2,266,169)

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2012 and 2011

	Shares	Common Stock	Retained Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2011	1,468,800	$ 13,296,691	$ (12,617,022)	$ 166,118	$ 845,787
Net loss			(2,467,409)		(2,467,409)
Other comprehensive income				201,240	201,240
Balance at December 31, 2011	1,468,800	13,296,691	(15,084,431)	367,358	(1,420,382)
Net income			267,838		267,838
Other comprehensive loss				(86,552)	(86,552)
Balance at December 31, 2012	1,468,800	$ 13,296,691	$ (14,816,593)	$ 280,806	$ (1,239,096)

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income (loss)	$ 267,838	$ (2,467,409)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Provision for loan losses	75,035	2,483,640
Depreciation	397,832	522,212
Net amortization of securities	320,645	258,365
Net realized gain on sale of securities	(21,522)	(3,288)
Net realized gain on sale of loans	(283,653)	(295,961)
Net realized gain on sale of premises and equipment	(220,889)	0
Net realized (gain) loss on sale of foreclosed assets	57,204	(192,176)
Foreclosed asset impairment	380,084	1,047,644
Originations of loans for sale	(15,608,064)	(18,157,446)
Proceeds from loan sales	15,385,831	14,181,687
Deferred federal income tax benefit, net of change in valuation allowance	0	(103,669)
Net change in:		
Accrued interest receivable and other assets	(174,576)	217,247
Accrued interest payable and other liabilities	392,205	335,964
Net cash from (used in) operating activities	967,970	(2,173,190)
Cash flows from investing activities		
Activity in available for sale securities:		
Sales	1,652,411	820,285
Maturities, prepayments and calls	11,231,294	13,800,337
Purchases	(20,157,673)	(12,638,990)
Loan originations and payments, net	20,587,970	12,491,304
Redemption of Federal Home Loan Bank stock	0	29,000
Proceeds from the sale of premises and equipment	1,011,024	0
Additions to premises and equipment, net	(203,988)	(52,901)
Proceeds from the sale of foreclosed assets	1,281,968	367,841
Net cash from investing activities	15,403,006	14,816,876
Cash flows from financing activities		
Net change in deposits	(7,368,743)	(27,717,941)
Net change in federal funds purchased and repurchase agreements	2,375,314	353,950
Net cash used in financing activities	(4,993,429)	(27,363,991)
Net change in cash and cash equivalents	11,377,547	(14,720,305)
Beginning cash and cash equivalents	8,919,568	23,639,873
Ending cash and cash equivalents	$ 20,297,115	$ 8,919,568
Supplemental cash flow information:		
Cash paid during the period for interest	$ 1,470,959	$ 2,960,854
Transfers from loans to foreclosed assets	1,352,547	1,544,993
Foreclosed asset sales financed by the Bank	103,348	427,440

See accompanying notes to consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Community Shores Bank Corporation (the "Company") and its wholly-owned subsidiaries, Community Shores Financial Services ("CS Financial Services"), and Community Shores Bank (the "Bank"), and the Bank's wholly-owned subsidiary, Community Shores Mortgage Company (the "Mortgage Company") and the Mortgage Company's wholly-owned subsidiary, Berryfield Development, LLC ("Berryfield"), after elimination of significant intercompany transactions and accounts.

NATURE OF OPERATIONS: The Company was incorporated on July 23, 1998 under Michigan law and is a bank holding company owning all of the common stock of the Bank. The Bank is a Michigan banking corporation with depository accounts insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a range of commercial and consumer banking services in West Michigan, primarily in Muskegon County, which includes the cities of Muskegon and North Muskegon, and Northern Ottawa County, which includes the city of Grand Haven. Those services reflect the Bank's strategy of serving small to medium-sized businesses, and individual customers in its market area. Services for businesses include traditional business accounts and both commercial and commercial real estate loans. At year-end 2012, the loan portfolio was 32% commercial and 45% commercial real estate. There were 3% of total commercial real estate loans classified as land development. There are no significant concentrations of loans to any one industry or customer; however, the borrowers' ability to repay their loans is affected by the real estate market and general market conditions in the Bank's market area. Management focuses the Bank's retail banking strategy on providing traditional banking products and services, including consumer and residential loans, automated teller machines, computer banking, telephone banking and automated bill-paying services to individuals and businesses in the Bank's market area. The Bank began operations on January 18, 1999.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans at that date in exchange for 100% of the equity capital of the Mortgage Company. On the day of formation, the Mortgage Company commenced operations and became legally able to originate residential mortgage loans. The Bank services the entire portfolio of loans held by the Mortgage Company pursuant to a servicing agreement.

Berryfield, a wholly-owned subsidiary of the Mortgage Company, is a limited liability company that was created in October 2010. The entity's sole purpose is to oversee the development and sale of vacant lots that have been foreclosed on by the Mortgage Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits. Lakeshore Employee Benefits offers, among other things, employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services. On April 16, 2009, the Company withdrew its election to be a financial holding company. The election was acknowledged by the Federal Reserve Bank of Chicago ("FRB"). The passive income derived from CS Financial Services affiliation with Lakeshore Employee Benefits is unaffected by this change.

Community Shores Capital Trust I, ("the Trust") was formed in December 2004. The Company owns all of the common securities of this special purpose trust. The Trust is not consolidated and exists solely to issue capital securities.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements, which are susceptible to change in the near term, include the allowance for loan losses; the fair value of financial instruments, the carrying value of foreclosed assets and a valuation allowance on deferred tax assets.

CASH FLOW REPORTING: Cash and cash equivalents includes cash, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS: Interest-bearing deposits in other financial institutions are carried at cost.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are expected. Gains and losses on sales are based on the amortized cost of the security sold.

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when the economic conditions warrant such evaluation.

In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and whether the Company has the intent to sell or is likely to be required to sell the security before its anticipated recovery. See additional discussion on page 41.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Loans held for sale consist of both residential mortgage loans as well as Small Business Administration ("SBA") and United States Department of Agriculture ("USDA") guaranteed loans. Loans held for sale are reported at the lower of cost or market, on an aggregated basis. Residential mortgage loans are sold to outside investors servicing released, however the Bank retains servicing on SBA loans which are sold. There were loans held for sale totaling $6,040,869 at December 31, 2012 compared to $5,534,983 at December 31, 2011.

The loan portfolio consists of the following segments:

Commercial — Loans to businesses that are sole proprietorships, partnerships, limited liability companies and corporations. These loans are for commercial, industrial, or professional purposes. The risk characteristics of these loans vary based on the borrowers business and industry as repayment is typically dependent on cash flows generated from the underlying business.

Commercial Real Estate — Loans to individuals or businesses that are secured by improved and unimproved vacant land, farmland, commercial real property, multifamily residential properties, and all other conforming, nonresidential properties. Proceeds may be used for land acquisition, development or construction. These loans typically fall into two general categories: property that is owner occupied and income or investment property. Owner occupied commercial real estate loans typically involve the same

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

risks as commercial and industrial loans however the underlying collateral is the real estate which is subject to changes in market value after the loan's origination. Adverse economic events and changes in real estate market valuations generally describe the risks that accompany commercial real estate loans involving income or investment property. The ability of the borrower to repay tends to depend on the success of the underlying project or the ability of the borrower to sell or lease the property at certain anticipated values.

Consumer — Term loans or lines of credit for the purchase of consumer goods, vehicles or home improvement. The risk characteristics of the loans in this segment vary depending on the type of collateral but for the most part repayment is expected from an individual continuing to generate a cash flow that supports the calculated payment obligation. Secondary support could involve liquidation of collateral.

Residential — Loans to purchase or refinance single family residences. The risks associated with this segment are similar to the risks for consumer loans as far as individual payment obligations however the underlying collateral is the real estate. Real estate is subject to changes in market valuation and can be unstable for a variety of reasons.

For all loan segments, interest income is accrued on the unpaid principal using the interest method assigned to the loan product and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt. A loan is moved to non-accrual status when it is past due over 90 days unless the loan is well secured and in the process of collection. If a loan is not past due but deemed to be impaired it will also be moved to non-accrual status. These rules apply to loans in all segments. However certain classes of loans in the consumer segment may simply get charged-off as opposed to moving to non-accrual status.

All interest accrued but not received for a loan placed on non-accrual is reversed against interest income at the time the loan is assigned non-accrual status. Payments received on such loans are applied to principal when there is doubt about recovering the full principal outstanding. Loans are eligible to return to accrual status after six months of timely payment and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and from recoveries of previously charged-off loans and decreased by charge-offs.

The allowance for loan loss analysis is performed monthly. Management's methodology consists of specific and general components. The general component covers non-impaired loans and is based on historical loss experience adjusted for current economic factors.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank over the most recent 12 quarters. The historical loss experience is recalculated at the end of each quarter. This actual loss experience is supplemented with current economic factors based on the risks present for each portfolio segment. These current economic factors are also revisited at the end of each quarter and include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; quality of loan review system; degree of oversight by the Board of Directors; national and local economic trends and conditions; industry conditions; competition and legal and regulatory requirements; and effects of changes in credit concentrations. There were no significant changes to this methodology in 2012.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

For the commercial and commercial real estate portfolio segments, the historical loss is tracked by original loan grade. The Bank utilizes a numeric grading system for commercial and commercial real estate loans. Grades are assigned to each commercial and commercial real estate loan by assessing information about the specific borrower's situation and the estimated collateral values. The description of the loan grade criteria is included in Note 3. The most significant risks to the commercial and commercial real estate segments are the level of development and sales of real estate and the collateral values. Locally and nationally, real estate development and sales activity is slowly picking up but has not yet returned to pre-recession levels. There are widespread pockets of value stabilization but in some cases real estate values can be erratic for properties such as golf courses and non-owner occupied office space. Even so impaired loan charge-off activity directly related to falling collateral values has been less frequent. In 2012, with charge-off activity lessening, the calculated historical loss factor assigned to general allocations was reduced.

Within the commercial and industrial and commercial real estate portfolios, there are classes of loans with like risk characteristics that are periodically segregated because management has determined that the historical losses or current factors are unique and ought to be considered separately from the entire segment.

For the consumer segment, historical loss experience is based on the actual loss history of the following four classes; general consumer loans, personal lines of credit, home equity lines of credit and credit cards. The level of delinquencies and charge-off experience directly impacts the general allocations to the consumer classes. Both delinquencies and charge-offs have gone down in the last year allowing a reduction of the general allocations in the allowance for loan losses.

The residential segment loss experience is not segregated by grades or classes. The level of delinquencies, charge-off experience, and direction of real estate values directly impacts the general allocations to the residential real estate segment. Stabilizing real estate values have resulted in reduced general allocations in the allowance for loan losses.

The specific component of the allowance for loan losses relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and are classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Any loan within a segment can be considered for individual impairment if it meets the above criteria. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Allocations of the allowance may be made for specific loans and groups, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan balances are generally charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Statutorily, the Bank must charge-off any bad debt that reaches delinquency of 360 days. In the case of an impaired loan, management typically charges off any portion of the debt that is unsecured based on an internal analysis of future cash flows and or collateral.

There was no material change in the allowance for loan loss methodology during 2012.

SERVICING RIGHTS: Servicing rights are recognized separately when they are acquired through the sales of loans where servicing is retained by the institution. At this time SBA guaranteed loans are the only loans that are sold where servicing is retained. When loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Under the fair value measurement method used by the Company, earnings are adjusted for the change in fair value in the period in which the change occurs, and the amount is included with other non-interest income on the income statement. The Company uses a third party valuation at each quarter end to adjust servicing assets to their fair value as of the end of the reporting period. The fair value of servicing rights is subject to fluctuation as a result of changes in the underlying assumptions used by the third party to conduct its valuation. Servicing rights were $41,650 at December 31, 2012 and $76,276 at December 31, 2011. During 2012, one previously sold SBA loan was bought back from the investor. There is no longer a servicing right associated with the loan. As a result, the fair value of servicing rights and servicing fee income were reduced by roughly $34,000.

Servicing fee income is recorded for fees earned for servicing loans and is reported on the income statement as other non-interest income. The fees are based on a contractual percentage of the outstanding principal of the guaranteed portion. Servicing fees totaled $10,612 for the year ended December 31, 2012 and $89,163 for the year ended December 31, 2011. A majority of the decrease in income between 2012 and 2011 was related to the activity of the repurchased loan described above. In 2011, the loan was sold and a servicing asset was established and in 2012 the loan was repurchased and the servicing asset was removed.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated selling cost when acquired, establishing a new cost basis. These assets are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a direct write-down is recorded through non-interest expense. Operating costs after acquisition are expensed.

PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

FEDERAL HOME LOAN BANK (FHLB) STOCK: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. These balances are not deposits and are not covered by federal deposit insurance. Securities are pledged to cover these liabilities.

STOCK COMPENSATION: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company is only subject to examinations of federal taxing authorities for years after 2008. The Company and its subsidiaries are subject to U.S. federal income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next 12 months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at either December 31, 2012 or December 31, 2011.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Standby letters of credit are considered guarantees and are recorded at fair value.

EARNINGS PER COMMON SHARE: Basic earnings per common share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. In 2012, stock options for 15,300 shares of common stock were not considered in computing diluted earnings per share because they were anti-dilutive. In 2011, 42,800 shares of common stock were not considered for the same reason.

COMPREHENSIVE INCOME (LOSS): Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Currently, management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH: The Bank was required to have $1,750,000 of cash on hand, or on deposit, with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2012. The requirement at year-end 2011 was $1,118,000.

DIVIDEND RESTRICTIONS: Holders of the Company's common stock are entitled to receive dividends that the Board of Directors may declare from time to time. The Company may only pay dividends out of funds that are legally available for that purpose. The Company's ability to pay dividends to its shareholders depends primarily on the Bank's ability to pay dividends to the Company. Dividend payments and extensions of credit to the Company from the Bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings.

On December 16, 2010, the Company entered into a Written Agreement with the FRB. The Written Agreement contained several provisions related to dividends and distributions. Essentially the Company shall not declare or pay any dividends without the prior written approval of the FRB, and the Company shall not accept dividends or any other form of payment from the Bank without the prior written approval of the FRB. Similarly the Bank is prohibited from paying dividends. The Bank entered into a Consent Order with the FDIC and the Michigan Office of Financial and Insurance Regulation ("OFIR"), its primary banking regulators, which became effective on September 2, 2010. The Consent Order, among other things, explicitly prohibits the Bank from declaring or paying a dividend without the prior written consent of the regulators.

Prior to the regulatory dividend restrictions, there were several other restrictions in place as a result of various debt covenants. For instance, under the terms of the subordinated debentures, the Company is precluded from paying dividends on its common stock because the Company exercised its right to defer payments of interest on the subordinated debentures in June of 2010. No dividends may be issued until the deferral ends. Additionally, the Company's dividends were limited by a debt covenant included in the Fifth Third term note if the source of the cash to be used to pay dividends was from term note proceeds.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

ADOPTION OF NEW ACCOUNTING STANDARDS:

In April 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring", an amendment to the topic "Receivables". Given the recent economic downturn, the volume of debt restructured (modified) by creditors has increased. This ASU gives additional guidance and clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. This ASU was effective for the first interim or annual period beginning on or after June 15, 2011, and was applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

impairment of those receivables, the amendments were applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The adoption of this ASU had no material impact on our consolidated financial statements.

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. For public companies, the amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The effect of adopting this new guidance was disclosure-related only and had no impact on the Company's results of operations.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. For public companies, the amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. The Company adopted this amendment by adding consolidated statements of comprehensive income immediately following the consolidated statements of income.

Other issued but not yet effective accounting standards were reviewed and management has concluded that none are material to the Company's financial statements.

OPERATING SEGMENTS: While Management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered to be aggregated in one reportable segment, banking.

RECLASSIFICATION: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 — SECURITIES AVAILABLE FOR SALE

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2012				
US Treasury	$ 4,044,909	$ 49,623	$ 0	$ 4,094,532
US Government and federal agency	20,013,843	250,523	(4,623)	20,259,743
Municipals	2,260,272	73,469	0	2,333,741
Mortgage-backed and collateralized mortgage obligations — residential	14,539,668	264,090	(31,378)	14,772,380
	$ 40,858,692	$ 637,705	$ (36,001)	$ 41,460,396

NOTE 2 — SECURITIES AVAILABLE FOR SALE – (continued)

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
US Treasury	$ 4,041,881	$ 25,775	$ 0	$ 4,067,656
US Government and federal agency	15,341,362	239,037	(7,811)	15,572,588
Municipals	2,767,463	123,957	0	2,891,420
Mortgage-backed and collateralized mortgage obligations — residential	11,733,141	317,565	(10,267)	12,040,439
	$ 33,883,847	$ 706,334	$ (18,078)	$ 34,572,103

In 2012, the Bank sold securities to enhance the credit quality of the investment portfolio or to comply with the standards of its internal investment policy. As such, four securities were sold during 2012. Proceeds from those sales totaled $1,652,411 resulting in a realized gain of $21,522 and no realized loss. Proceeds from security sales in 2011 totaled $820,285 resulting in a realized gain of $3,288 and no realized loss.

The fair value of debt securities and carrying amount, if different, at year-end 2012 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately:

2012	Amortized Cost	Fair Value
Due in one year or less	$ 5,027,276	$ 5,068,722
Due from one to five years	20,229,055	20,505,372
Due from five to ten years	1,062,693	1,113,922
Due in more than ten years	0	0
Mortgage-backed and collateralized mortgage obligations — residential	14,539,668	14,772,380
	$ 40,858,692	$ 41,460,396

Securities with unrealized losses not recognized in income at year-end 2012 and 2011, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	Less than 12 Months		12 Months or Longer		Total	
2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government and federal agency	$ 3,050,187	$ (4,623)	$ 0	$ 0	$ 3,050,187	$ (4,623)
Mortgage-backed and collateralized mortgage obligations — residential	3,882,818	(21,580)	269,692	(9,798)	4,152,510	(31,378)
	$ 6,933,005	$ (26,203)	$ 269,692	$ (9,798)	$ 7,202,697	$ (36,001)

NOTE 2 — SECURITIES AVAILABLE FOR SALE – (continued)

	Less than 12 Months		12 Months or Longer		Total	
2011	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government and federal agency	$ 2,060,693	$ (7,811)	$ 0	$ 0	$ 2,060,693	$ (7,811)
Mortgage-backed and collateralized mortgage obligations — residential	817,615	(4,240)	1,215,921	(6,027)	2,033,536	(10,267)
	$ 2,878,308	$ (12,051)	$ 1,215,921	$ (6,027)	$ 4,094,229	$ (18,078)

Other-Than-Temporary-Impairment

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI will be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI will be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

At both year-end 2012 and 2011, all of the mortgage-backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae, Freddie Mac, and Ginnie Mae, institutions which the government has affirmed its commitment to support. At December 31, 2012, 12 debt securities had unrealized losses with aggregate depreciation of 0.50% from the amortized cost basis. Three of the 12 securities are issued by government agencies and nine are issued by a government-sponsored entity. It is likely that these debt securities will be retained given the fact that they are pledged to various public funds. The reported decline in value is not material and is deemed to be market driven. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

At year-end 2012 and 2011, there were no holdings of securities of any one issuer, other than U.S. Government and federal agencies, in an amount greater than 10% of common stock and surplus.

NOTE 2 — SECURITIES AVAILABLE FOR SALE – (continued)

Securities pledged at year-end 2012 had a carrying amount of $27,020,908 and were pledged to secure public fund customers, the FRB ACH debit activity and customer repurchase agreements. Pledged securities at year-end 2011 had a carrying amount of $23,093,022.

NOTE 3 — LOANS

Outstanding loan balances by portfolio segment and class at year-end were as follows:

	2012	2011
Commercial	$ 39,915,144	$ 50,062,289
Commercial Real Estate:		
General	53,096,828	63,409,779
Construction	3,464,366	3,000,985
Consumer:		
Lines of credit	9,105,387	13,376,689
Other	2,015,234	2,370,625
Credit card	490,802	527,858
Residential	17,798,131	16,942,989
	125,885,892	149,691,214
Less: Allowance for loan losses	(3,382,977)	(5,299,454)
Net deferred loan fees	(55,642)	(32,283)
Loans, net	$ 122,447,273	$ 144,359,477

The following table presents the activity in the allowance for loan losses for the year ending December 31, 2012 by portfolio segment:

December 31, 2012	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:					
Beginning balance	$ 1,309,632	$ 3,386,433	$ 410,001	$ 193,388	$ 5,299,454
Charge-offs	(1,042,700)	(954,701)	(132,394)	(11,392)	(2,141,187)
Recoveries	86,663	37,164	25,848	0	149,675
Provision for loan losses	228,603	(202,594)	28,004	21,022	75,035
Ending balance	$ 582,198	$ 2,266,302	$ 331,459	$ 203,018	$ 3,382,977

Activity in the allowance for loan losses for 2011 was as follows:

December 31, 2011	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for loan losses:					
Beginning balance	$ 1,218,865	$ 2,896,176	$ 546,603	$ 130,263	$ 4,791,907
Charge-offs	(541,494)	(1,294,273)	(248,953)	(77,060)	(2,161,780)
Recoveries	91,000	49,486	45,201	0	185,687
Provision for loan losses	541,261	1,735,044	67,150	140,185	2,483,640
Ending balance	$ 1,309,632	$ 3,386,433	$ 410,001	$ 193,388	$ 5,299,454

NOTE 3 — LOANS – (continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment method as of year-end:

	Commercial	Commercial Real Estate	Consumer	Residential	Total
2012					
Allowance for loan losses:					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment	$ 104,727	$ 1,489,569	$ 89,050	$ 127,030	$ 1,810,376
Collectively evaluated for impairment	477,471	776,733	242,409	75,988	1,572,601
Total ending allowance balance	$ 582,198	$ 2,266,302	$ 331,459	$ 203,018	$ 3,382,977
Loans:					
Individually evaluated for impairment	$ 3,288,294	$ 7,322,850	$ 321,820	$ 782,732	$ 11,715,696
Collectively evaluated for impairment	36,720,131	49,674,744	11,288,033	16,935,729	114,618,637
Total ending loans balance	$ 40,008,425	$ 56,997,594	$ 11,609,853	$ 17,718,461	$ 126,334,333

	Commercial	Commercial Real Estate	Consumer	Residential	Total
2011					
Allowance for loan losses:					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment	$ 466,001	$ 2,312,396	$ 109,309	$ 103,393	$ 2,991,099
Collectively evaluated for impairment	843,631	1,074,037	300,692	89,995	2,308,355
Total ending allowance balance	$ 1,309,632	$ 3,386,433	$ 410,001	$ 193,388	$ 5,299,454
Loans:					
Individually evaluated for impairment	$ 3,930,573	$ 11,063,153	$ 274,700	$ 595,598	$ 15,864,024
Collectively evaluated for impairment	46,310,135	55,826,462	16,025,489	16,429,725	134,591,811
Total ending loans balance	$ 50,240,708	$ 66,889,615	$ 16,300,189	$ 17,025,323	$ 150,455,835

NOTE 3 — LOANS – (continued)

The following table presents loans individually evaluated for impairment by class of loans as of year-end. For purposes of this disclosure, the unpaid principal balance is not reduced for partial charge-offs.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
2012						
With no related allowance recorded:						
Commercial	$ 2,147,075	$ 2,295,401	$ 0	$ 2,413,625	$ 66,634	$ 56,123
Commercial Real Estate:						
General	2,662,984	2,739,027	0	2,783,388	66,501	64,093
Construction	0	0	0	167,274	0	0
Consumer:						
Lines of credit	55,659	55,524	0	46,916	9,177	5,228
Other	26,221	26,221	0	17,290	106	0
Credit card	0	0	0	0	0	0
Residential	208,178	240,491	0	285,420	345	340
Subtotal	$ 5,100,117	$ 5,356,664	$ 0	$ 5,713,913	$ 142,763	$ 125,784
With an allowance recorded:						
Commercial	$ 1,141,219	$ 1,139,885	$ 104,727	$ 1,510,788	$ 65,446	$ 38,083
Commercial Real Estate:						
General	4,659,866	4,675,981	1,489,569	5,228,456	142,583	112,299
Construction	0	0	0	21,201	0	0
Consumer:						
Lines of credit	135,111	134,976	40,180	176,507	3,897	3,431
Other	104,829	104,664	48,870	114,664	2,048	1,923
Credit card	0	0	0	988	0	0
Residential	574,554	594,307	127,030	486,301	12,907	12,541
Subtotal	$ 6,615,579	$ 6,649,813	$ 1,810,376	$ 7,538,905	$ 226,881	$ 168,277
Total	$ 11,715,696	$ 12,006,477	$ 1,810,376	$ 13,252,818	$ 369,644	$ 294,061

NOTE 3 — LOANS – (continued)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
2011						
With no related allowance recorded:						
Commercial	$ 2,591,467	$ 3,179,006	$ 0	$ 3,511,753	$ 55,237	$ 55,237
Commercial Real Estate:						
General	4,485,889	5,295,854	0	3,379,262	123,083	107,620
Construction	130,224	806,427	0	398,299	0	0
Consumer:						
Lines of credit	91,397	131,561	0	72,432	616	616
Other	0	0	0	6,012	0	0
Credit card	0	0	0	0	0	0
Residential	186,207	228,399	0	314,265	0	0
Subtotal	$ 7,485,184	$ 9,641,247	$ 0	$ 7,682,023	$ 178,936	$ 163,473
With an allowance recorded:						
Commercial	$ 1,339,106	$ 1,543,938	$ 466,001	$ 959,371	$ 30,124	$ 29,623
Commercial Real Estate:						
General	6,131,845	6,173,414	2,169,834	4,866,058	51,694	30,049
Construction	315,195	1,113,841	142,562	69,586	2,373	2,202
Consumer:						
Lines of credit	63,854	63,675	16,128	145,132	11,143	3,682
Other	119,449	119,275	93,181	74,854	1,955	1,650
Credit card	0	0	0	1,006	0	0
Residential	409,391	408,244	103,393	699,853	22,948	18,135
Subtotal	$ 8,378,840	$ 9,422,387	$ 2,991,099	$ 6,815,860	$ 120,237	$ 85,341
Total	$ 15,864,024	$ 19,063,634	$ 2,991,099	$ 14,497,883	$ 299,173	$ 248,814

Non-performing loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category. However, non-accrual loans and loans past due 90 days still on accrual are all individually classified impaired loans.

NOTE 3 — LOANS – (continued)

The following tables present the aging of the recorded investment in past due and non accrual loans as of year-end 2012 by class of loans:

Accruing Loans	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Accruing Past Due Loans	Current Accruing Loans	Total Recorded Investment of Accruing Loans
Commercial	$ 1,956	$ 0	$ 0	$ 1,956	$ 39,446,297	$ 39,448,253
Commercial Real Estate:						
General	97,605	0	0	97,605	50,407,903	50,505,508
Construction	0	0	0	0	3,547,993	3,547,993
Consumer:						
Lines of credit	26,037	44,866	0	70,903	8,987,372	9,058,275
Other	3,707	0	0	3,707	1,949,808	1,953,515
Credit card	2,010	0	0	2,010	488,792	490,802
Residential	0	85,242	0	85,242	17,329,088	17,414,330
Total	$ 131,315	$ 130,108	$ 0	$ 261,423	$ 122,157,253	$ 122,418,676

Non Accrual Loans	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Non Accrual Past Due Loans	Current Non Accrual Loans	Total Non Accrual Recorded Investment
Commercial	$ 8,958	$ 20,469	$ 320,592	$ 350,019	$ 210,153	$ 560,172
Commercial Real Estate:						
General	8,414	280,399	406,792	695,605	2,248,488	2,944,093
Construction	0	0	0	0	0	0
Consumer:						
Lines of credit	0	21,583	0	21,583	79,628	101,211
Other	0	0	6,050	6,050	0	6,050
Credit card	0	0	0	0	0	0
Residential	0	0	195,649	195,649	108,482	304,131
Total	$ 17,372	$ 322,451	$ 929,083	$ 1,268,906	$ 2,646,751	$ 3,915,657

NOTE 3 — LOANS – (continued)

The following tables present the aging of the recorded investment in past due and non accrual loans as of year-end 2011 by class of loans:

Accruing Loans	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Accruing Past Due Loans	Current Accruing Loans	Total Recorded Investment of Accruing Loans
Commercial	$ 576,736	$ 48,273	$ 0	$ 625,009	$ 48,278,897	$ 48,903,906
Commercial Real Estate:						
General	197,488	243,075	0	440,563	58,837,045	59,277,608
Construction	0	0	0	0	2,649,673	2,649,673
Consumer:						
Lines of credit	11,052	102,760	21,002	134,814	13,194,317	13,329,131
Other	8,817	0	0	8,817	2,306,281	2,315,098
Credit card	0	0	5,899	5,899	521,959	527,858
Residential	80,952	0	0	80,952	16,772,293	16,853,245
Total	$ 875,045	$ 394,108	$ 26,901	$ 1,296,054	$ 142,560,465	$ 143,856,519

Non Accrual Loans	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Non Accrual Past Due Loans	Current Non Accrual Loans	Total Non Accrual Recorded Investment
Commercial	$ 0	$ 2,478	$ 1,172,890	$ 1,175,368	$ 161,434	$ 1,336,802
Commercial Real Estate:						
General	0	0	869,398	869,398	3,686,846	4,556,244
Construction	0	0	406,090	406,090	0	406,090
Consumer:						
Lines of credit	4,826	66,587	48,230	119,643	0	119,643
Other	0	0	8,459	8,459	0	8,459
Credit card	0	0	0	0	0	0
Residential	0	0	0	0	172,078	172,078
Total	$ 4,826	$ 69,065	$ 2,505,067	$ 2,578,958	$ 4,020,358	$ 6,599,316

Troubled Debt Restructurings:

The Company has allocated $1,699,851 of specific reserves on $10,441,218 of unpaid principal balance of loans to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2012 and $1,499,705 of specific reserves on $9,036,794 of unpaid principal balance of loans as of December 31, 2011. At December 31, 2012, the Company had an additional $184,364 in performing loans outstanding to one of those customers. As of December 31, 2011, there was $222,700 committed to one customer.

During the 12 month period ended December 31, 2012, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a stated rate of interest lower than the current market rate for new debt with similar risk; interest

NOTE 3 — LOANS – (continued)

only payments on an amortizing note; a reduced payment amount which does not fully cover the interest; financing concessions; or a permanent reduction of the recorded investment in the loan.

Modifications involving a stated interest rate of the loan below the current market rate were for periods ranging from 11 months to 5 years. Modifications involving a reduced payment amount were for periods ranging from 7 months to 4 years. One modification involved a financing concession on an amortizing note for 12 months. Two modifications, for the same customer, involving interest only payments on amortizing notes were for a 12 month period. Lastly, two modifications involved a permanent reduction of the recorded investment in the loan.

The following table presents loans by class modified as troubled debt restructurings that occurred during the 12 month period ended December 31, 2012:

2012	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:			
Commercial	2	$ 101,880	$ 101,880
Commercial Real Estate:			
General	5	3,446,269	2,808,146
Consumer:			
Lines of credit	3	142,894	142,894
Residential	2	144,312	144,312
Total	12	$ 3,835,355	$ 3,197,232

In the 12 month period ended December 31, 2012, troubled debt restructurings incurred charge-offs of $654,000 of which $638,000 was related to the A-B note modification. As of December 31, 2012, an additional $72,000 of specific reserves were established on these troubled debt restructurings.

The following table presents loans by class modified as troubled debt restructurings that occurred during the 12 month period ended December 31, 2011:

2011	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:			
Commercial	8	$ 391,400	$ 391,440
Commercial Real Estate:			
General	8	1,836,316	1,781,418
Construction	2	2,186,620	2,186,620
Consumer:			
Lines of credit	2	53,696	53,696
Residential	2	311,909	311,909
Total	22	$ 4,779,941	$ 4,725,083

NOTE 3 — LOANS – (continued)

In the 12 month period ended December 31, 2011, troubled debt restructurings incurred charge-offs of $383,000. As of December 31, 2011, an additional $1,308,000 of specific reserves were established on these troubled debt restructurings.

Generally, a modified loan is considered to be in payment default when the borrower is not performing according to the renegotiated terms.

For the 12 month period ended December 31, 2012, there were no troubled debt restructurings that experienced a payment default within 12 months following the modification.

For the 12 month period ended December 31, 2011, there were four troubled debt restructurings that experienced a payment default within 12 months following the modification. Below is a table which presents those loans by class:

2011	Number of Loans	Recorded Investment at time of default
Troubled Debt Restructurings That Subsequently Defaulted:		
Commercial	3	$ 224,933
Commercial Real Estate:		
General	1	319,915
Total	4	$ 544,848

The troubled debt restructurings that subsequently defaulted described above resulted in charge-offs of $326,000 during the year ending December 31, 2011. As of December 31, 2011, there were no specific reserves on the remaining balance of these troubled debt restructurings.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed utilizing the Company's internal underwriting policy.

NOTE 3 — LOANS – (continued)

Credit Quality Indicators:

The Bank utilizes a numeric grading system for commercial and commercial real estate loans to indicate the strength of the credit. At origination, grades are assigned to each commercial and commercial real estate loan by assessing information about the specific borrower's situation including cash flow analysis and the estimated collateral values. The loan grade is reassessed at each renewal or amendment but any credit may receive a review based on lender identification of changes in the situation or behavior of the borrower. All commercial and commercial real estate loans exceeding $500,000 are formally reviewed at least annually. Once a loan is graded a 5M or greater number, and is over $100,000, the loan grade will be reanalyzed once a quarter to assess the borrowers compliance with the Bank's documented action plan. In addition to these methods for assigning loan grades, changes may occur through the external loan review or regulatory exam process. The loan grades are as follows:

1. Exceptional. Loans with an exceptional credit rating.
2. Quality. Loans with excellent sources of repayment that conform, in all respects, to Bank policy and regulatory requirements. These are loans for which little repayment risk has been identified.
3. Above Average. Loans with above average sources of repayment and minimal identified credit or collateral exceptions and minimal repayment risk.
4. Average. Loans with average sources of repayment that materially conform to Bank policy and regulatory requirements. Repayment risk is considered average.
5. Acceptable. Loans with acceptable sources of repayment and risk.

5M. Monitor. Loans considered to be below average quality. The loans are often fundamentally sound but require more frequent management review because of an adverse financial event. Risk of non payment is elevated.

6. Special Mention. Loans that have potential weaknesses and deserve close attention. If uncorrected, further deterioration is likely. Risk of non payment is above average.
7. Substandard. Loans that are inadequately protected by the borrower's capacity to pay or the collateral pledged. Risk of non payment is high.
8. Doubtful. Loans in this grade have identified weaknesses that make full repayment highly questionable and improbable.

When a loan is downgraded to a nine, it is considered a loss and is charged-off.

NOTE 3 — LOANS – (continued)

As of December 31, 2012 and 2011, and based on the most recent analysis performed in the fourth quarter of each year, the recorded investment by risk category and class of loans is as follows:

	Commercial		Commercial Real Estate General		Commercial Real Estate Construction	
	2012	2011	2012	2011	2012	2011
1	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
2	298,200	253,956	0	0	0	0
3	2,004,476	4,947,905	4,141,391	3,141,880	0	0
4	13,998,083	13,552,704	12,911,811	19,362,051	453,798	183,753
5	16,373,423	21,119,918	22,177,734	22,532,136	1,695,990	1,066,560
5M	3,318,016	3,910,143	3,675,131	5,452,332	1,398,205	1,360,030
6	2,180,119	1,838,505	7,365,970	7,562,147	0	0
7	1,369,803	3,567,564	287,682	2,293,571	0	39,330
8	466,305	1,050,013	2,889,882	3,489,735	0	406,090
Total	$ 40,008,425	$ 50,240,708	$ 53,449,601	$ 63,833,852	$ 3,547,993	$ 3,055,763

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company evaluates credit quality based on the aging status of the loan, which was previously presented and by payment activity. The following tables present the recorded investment in residential and consumer loans based on payment activity as of December 31, 2012 and 2011:

	Residential	
	2012	2011
Performing	$ 16,935,729	$ 16,429,725
Impaired	782,732	595,598
Total	$ 17,718,461	$ 17,025,323

	Consumer — Lines of credit		Consumer — Other		Consumer — Credit card	
	2012	2011	2012	2011	2012	2011
Performing	$ 8,968,716	$ 13,293,523	$ 1,828,515	$ 2,204,108	$ 490,802	$ 527,858
Impaired	190,770	155,251	131,050	119,449	0	0
Total	$ 9,159,486	$ 13,448,774	$ 1,959,565	$ 2,323,557	$ 490,802	$ 527,858

NOTE 4 — FORECLOSED ASSETS

Foreclosed asset activity:

	2012	2011
Beginning of year	$ 3,276,838	$ 3,382,594
Additions	1,352,547	1,544,993
Reductions from sales	(1,442,520)	(603,105)
Direct write-downs	(380,084)	(1,047,644)
End of year	$ 2,806,781	$ 3,276,838

Expenses related to foreclosed assets include:

	2012	2011
Operating expenses, net of rental income	$ 220,976	$ 148,810

NOTE 4 — FORECLOSED ASSETS – (continued)

A significant portion of the operating expenses is related to property taxes paid on the foreclosed assets. These amounts can vary from year-to-year depending on the number and types of foreclosed properties as well as the timing of the payments which explains the increase in operating expenses between 2012 and 2011.

NOTE 5 — PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2012	2011
Land & land improvements	$ 4,700,464	$ 5,466,281
Buildings & building improvements	6,132,163	6,132,163
Furniture, fixtures and equipment	3,800,460	3,679,037
	14,633,087	15,277,481
Less: accumulated depreciation	5,212,201	4,872,616
	$ 9,420,886	$ 10,404,865

During 2012, the Company recorded a $220,889 gain on sale of premises and equipment. In addition to $2,500 received for fully depreciated bank equipment, land with a carrying value of $790,135 was sold resulting in a gain of $218,389.

Depreciation expense was $397,832 for 2012 and $522,212 for 2011.

NOTE 6 — DEPOSITS

Deposits at year-end are summarized as follows:

	2012	2011
Non-interest-bearing DDA	$ 40,271,190	$ 33,281,198
Interest-bearing DDA	22,865,704	19,432,618
Money market	18,602,302	18,468,540
Savings	9,018,387	8,477,893
Certificate of deposit	93,418,910	111,884,987
	$ 184,176,493	$ 191,545,236

Time deposits of $100,000 or more were $10,002,735 at year-end 2012 and $16,673,219 at year-end 2011.

Brokered time deposits were $0 at year-end 2012 and $3,462,000 at year-end 2011. Since the Bank was not categorized as "well-capitalized" at December 31, 2012 and is under a Consent Order, a regulatory waiver is required to accept, renew or rollover brokered deposits. The Bank has not issued brokered deposits since January 2010. All of the brokered deposits held at December 31, 2011 matured in April 2012.

NOTE 6 — DEPOSITS – (continued)

Scheduled maturities of time deposits, as of year-end 2012, were as follows:

2013	$ 45,590,583
2014	27,060,734
2015	13,720,369
2016	3,972,706
2017	3,074,518
	$ 93,418,910

NOTE 7 — SHORT-TERM BORROWINGS

Short-term borrowings are generally comprised of repurchase agreements. Repurchase agreements are advances by customers that are not covered by federal deposit insurance. This obligation of the Bank is secured by bank-owned securities held by a third-party safekeeping agent.

The balances at year-end are shown below:

	2012	2011
Outstanding at December 31,	$ 10,190,059	$ 7,814,745
Average interest rate at year end	0.59%	0.71%
Average balance during year	9,241,260	9,626,125
Average interest rate during year	0.75%	0.76%
Maximum month end balance during year	12,037,087	11,986,254

The Bank had securities of $9,283,494 pledged to repurchase agreements at December 31, 2012 and $9,628,031 pledged at December 31, 2011. On December 31, 2012, one customer increased their balance by $2.4 million. The Bank maintains a cushion in securities pledged to repurchase agreements due to fluctuations in the daily account balances; however, this cushion was not significant enough to cover that large of a transaction. As a result, the Bank pledged an additional $1.2 million in securities on the following business day to bring the total pledged to $10,529,109.

The Bank could request to borrow from the Discount Window under the secondary credit program. Any request to borrow would require approval by the FDIC and a pledge of collateral. The collateral previously pledged to the Discount Window is now being used as collateral for the Bank's FRB ACH debit activity. At December 31, 2011, collateral available for Discount Window borrowings consisted of $2,557,550 in securities and $4,793,892 in home equity loans. There have been no borrowings from the Discount Window since January 2010.

NOTE 8 — FEDERAL HOME LOAN BANK BORROWINGS

The Bank is a member of the FHLB of Indianapolis. Based on its current FHLB stock holdings and collateral, the Bank has the capacity to borrow $2,132,347. Each borrowing requires a direct pledge of securities and or loans. To support potential borrowings with the FHLB, the Bank had residential loans with a fair market value of $2,665,434 pledged at year-end 2012 and $3,760,249 pledged at year-end 2011. The Bank had no outstanding borrowings with the FHLB at either December 31, 2011 or 2012.

NOTE 9 — SUBORDINATED DEBENTURES

The Trust, a business trust formed by the Company, sold 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security in a December 2004 offering. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase an equivalent amount of subordinated debentures from the Company. The trust preferred securities and subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was 2.36% at December 31, 2012 and 2.63% at December 31, 2011. The stated maturity is December 30, 2034. The trust preferred securities are redeemable at par on any interest payment date and are, in effect, guaranteed by the Company. Interest on the subordinated debentures are payable quarterly on March 30th, June 30th, September 30th and December 30th. The Company is not considered the primary beneficiary of the Trust (variable interest entity), therefore the Trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability, and the interest expense is recorded on the Company's consolidated statement of income.

The terms of the subordinated debentures, the trust preferred securities and the agreements under which they were issued, give the Company the right, from time to time, to defer payment of interest for up to 20 consecutive quarters, unless certain specified events of default have occurred and are continuing. The deferral of interest payments on the subordinated debentures results in the deferral of distributions on the trust preferred securities. In May 2010, the Company exercised its option to defer regularly scheduled quarterly interest payments beginning with the quarterly interest payment that was scheduled to be paid on June 30, 2010. The Company's deferral of interest does not constitute an event of default.

During the deferral period, interest will continue to accrue on the subordinated debentures. Also, the deferred interest will accrue interest. At the expiration of the deferral period, all accrued and unpaid interest will be due and payable and a corresponding amount of distributions will be payable on the trust preferred securities.

The indenture under which the subordinated debentures were issued prohibits certain actions by the Company during the deferral period. Among other things, and subject to certain exceptions, during the deferral period, the Company is prohibited from declaring or paying any dividends or distributions on, or redeeming, purchasing, acquiring or making any liquidation payment with respect to, any shares of its capital stock. Although the Company has not determined the duration of the deferral period, as of December 16, 2010, under the FRB Written Agreement, the Company is prohibited from making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior FRB approval. The accrued interest payable on the subordinated debentures was $325,911 and $200,951 at December 31, 2012 and 2011.

NOTE 10 — NOTES PAYABLE

On January 3, 2011, the Company's $5,000,000 term loan with Fifth Third Bank ("Fifth Third") matured. The Company did not have the resources to pay the amount due. The loan was in default at both year-end 2011 and 2012. In addition to the outstanding principal due, there was accrued interest of $763,000 at December 31, 2012. The outstanding principal had an interest rate of 6.00% per annum; 275 basis points above Fifth Third's prime rate. The total interest due to Fifth Third at year-end 2011 was $458,000.

On March 20, 2013, the Company, with approval from the FRB, borrowed $1,280,000 from 1030 Norton LLC, Michigan limited liability company owned by nine individuals; three directors of the Company, one former director and five local businessmen, and settled its debt in full with Fifth Third for $500,000. In addition to the payment to Fifth Third, the proceeds of the new senior debt will be used for interest carry, general operations and potential capital support for the Bank. The note bears interest at a fixed rate of 8.00% per annum until paid in full. Interest is payable quarterly, in arrears. The note matures on March 31, 2015. The note is secured by all of the issued and outstanding shares of the Bank as evidenced by a pledge agreement between the Company and 1030 Norton LLC.

NOTE 11 — BENEFIT PLANS

The Company's 401(k) benefit plan allows employee contributions up to the dollar limit set by law which was $16,500 for 2011 and $17,000 for 2012. The Company may, at its discretion, make a matching contribution. The matching formula is 100% of the first 3% of compensation contributed and 50% of the next 3%. The Company did not make any matching contributions in 2011 or 2012. Upon reinstatement of the matching contribution, the plan will qualify as a Safe Harbor 401(k) Plan.

NOTE 12 — INCOME TAXES

The consolidated provision for federal income tax expense (benefit) was as follows:

	2012	2011
Current payable (receivable)	$ 0	$ 0
Deferred liability (benefit)	0	(103,669)
	$ 0	$ (103,669)

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of December 31, 2012 and 2011:

	2012	2011
Deferred tax asset		
Allowance for loan losses	$ 720,764	$ 1,401,490
Non-accrual loans	122,734	359,526
Deferred loan costs, net	18,918	10,976
Foreclosed assets	1,359,106	1,401,133
Other	20,497	24,233
Net operating loss carryforward	3,971,753	3,086,212
	6,213,772	6,283,570
Deferred tax liabilities		
Depreciation	$ (236,196)	$ (240,472)
Accretion on securities	(1,520)	(273)
Unrealized gain on securities available for sale	(217,229)	(217,229)
Prepaid expenses	(43,003)	(37,166)
Other	(11,645)	(11,646)
	(509,593)	(506,786)
	$ 5,704,179	$ 5,776,784
Valuation allowance	(5,704,179)	(5,776,784)
Net deferred tax asset	$ 0	$ 0

Accounting guidance related to income taxes requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, we consider both positive and negative evidence and analyze changes in near-term market conditions as well as other factors which may impact future operating results. Significant weight is given to evidence that can be objectively verified. The previous losses dating back to 2007 significantly restricted our ability under the accounting rules to rely on projections of future taxable income to support the recovery of our deferred tax assets. Consequently, we determined it necessary to carry a valuation allowance against our entire net deferred tax asset.

NOTE 12 — INCOME TAXES – (continued)

Although the Company recognized a profit in 2012, there must be a consistent trend of profitability in order to support the realization of our deferred tax assets. The valuation allowance against our deferred tax assets may be reversed to income in future periods to the extent that the related deferred income tax assets are realized or the valuation allowance is otherwise no longer required. We will continue to monitor our deferred tax assets quarterly for changes affecting their realizability.

A reconciliation of the difference between federal income tax expense (benefit) and the amount computed by applying the statutory rate of 34% in 2012 and 2011 is as follows:

	2012	2011
Tax at statutory rate	$ 91,065	$ (874,167)
Tax-exempt interest income	(28,643)	(30,281)
Other	10,184	(100,016)
Change in valuation allowance	(72,606)	900,795
Federal income tax expense (benefit)	$ 0	$ (103,669)

An income tax benefit associated with continuing operations in the amount of $103,669 was recorded for the year ending December 31, 2011. The benefit recorded considered the results of current period adjustments to other comprehensive income. Generally, the calculation for income tax expense (benefit) does not consider the tax effects of changes in other comprehensive income or loss, which is a component of shareholders' equity on the balance sheet. However, an exception is provided in certain circumstances when there is a pre-tax loss from continuing operations and income from other categories such as other comprehensive income. In such case, pre-tax income from other categories is included in the tax expense (benefit) calculation for the current period.

There were no unrecognized tax benefits at December 31, 2012, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

As of December 31, 2012, the Company has a net operating loss carryover of $11,681,626 to be utilized to offset future taxable income that will begin expiring in 2029. The Company is no longer subject to examination by the Internal Revenue Service for years before 2009.

NOTE 13 — RELATED PARTY TRANSACTIONS

Loans and commitments to principal officers, directors and their affiliates in 2012 were as follows:

Beginning balance	$ 3,818,259
New loans and line advances	202,166
Repayments	(1,563,831)
Ending balance	$ 2,456,594

Deposits from principal officers, directors and their affiliates were $6,885,332 at year-end 2012 and $2,684,204 at year-end 2011.

NOTE 14 — STOCK OPTIONS

The Company has three share-based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $0 for both 2011 and 2012. Consequently, there was no income tax benefit recorded for either 2011 or 2012.

Stock Option Plans

Options to buy stock were granted to officers under the *1998 Employee Stock Option Plan*, which provided for issue of options for up to 150,000 shares of stock of the Company. Exercise price is not less than the market price at date of grant. The maximum option term is ten years, and presently outstanding options vested over three years.

Options to buy stock were granted to nonemployee directors of the Company under the *Director Stock Option Plans of 2003 and 2005*. Both plans provided for the issuance of options for up to 20,000 shares of stock of the Company. The exercise price for options issued under these plans was not less than the market price per share as of the date of grant. The maximum option term is ten years for both plans. Outstanding options under the plans were exercisable in full as of the date the options were granted.

A summary of the activity in the plans for 2012 is as follows:

	Number of Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value*
Outstanding at beginning of year	42,800	$ 10.69		
Granted	0	0		
Exercised	0	0		
Forfeited or expired	(27,500)	(10.00)		
Outstanding at end of year	15,300	$ 11.94	1.5	$ 0
Exercisable at end of year	15,300	$ 11.94	1.5	$ 0

* *The stock price at December 31, 2012 did not exceed the weighted average option exercise price.*

All outstanding options are fully vested, therefore there is no unrecognized compensation cost related to options.

As of December 31, 2012, there were 2,000 shares available for grant in *the Director Stock Option Plan of 2005* and 53,000 shares available to grant in the *Employee Stock Option Plan of 2005.*

NOTE 15 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks are subject to regulatory capital requirements administered by the federal banking agencies. Since the Company is a one-bank holding company with consolidated assets less than $500 million, regulatory minimum capital ratios are applied only to the Bank. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If a bank is not well-capitalized, regulatory approval is required to accept

NOTE 15 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS – (continued)

brokered deposits. Subject to limited exceptions, a bank may not make a capital distribution if, after making thedistribution, it would be undercapitalized. If a bank is undercapitalized, it is subject to being closely monitored by its principal federal regulator, its asset growth and expansion are restricted, acquisitions, new activities, new branches, payment of dividends or management fees are prohibited and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the bank at the discretion of the federal regulator. The Bank was in the undercapitalized category at both December 31, 2011 and 2012.

The Bank's Consent Order with the FDIC and the OFIR, its primary banking regulators, became effective on September 2, 2010. The Bank agreed to the terms of the Consent Order without admitting or denying any charge of unsafe or unsound banking practices relating to capital, asset quality, or earnings. The Consent Order imposes no fines or penalties on the Bank. The Consent Order will remain in effect and enforceable until it is modified, terminated, suspended, or set aside by the FDIC and OFIR.

The Consent Order required the Bank to implement a written profit plan, a written contingency funding plan, a written plan to reduce the Bank's reliance on brokered deposits, a comprehensive strategic plan; and to develop an analysis and assessment of the Bank's management needs. Under the Consent Order, the Bank is required to maintain higher capital levels than requested under prompt corrective action and the Bank may not declare or pay any dividend without the prior written consent of the regulators.

Prior to the issuance of the Consent Order, the Bank's Board of Directors and management had already commenced initiatives and strategies to address a number of the requirements of the Consent Order. The Bank continues to work in cooperation with its regulators. Our ability to fully comply with all of the requirements of the Consent Order, including achieving and maintaining specified capital levels, is not entirely within our control, and is not assured. Our ability to comply with the requirements of the Consent Order may be affected by many factors, including the availability of capital and other funds, the extent of repayment of loans by borrowers, declines in the value of collateral including real estate, the Bank's ability to realize on collateral, and actions by bank regulators. Failure to comply with provisions of the Consent Order may result in further regulatory action including additional regulatory restriction or receivership that could have a material adverse effect on us and our shareholders, as well as the Bank.

There were several directives related to loans contained in the Consent Order including submission of action plans for troubled credits. All required action plans were submitted to the FDIC. On a quarterly basis, management submits updated action plans. All lenders work diligently with their customers to follow the terms outlined in each action plan and as a result, the number of troubled credits has declined and the Bank's risk position has been lowered.

Under the Consent Order the Bank was required, within 90 days of September 2, 2010, to have and maintain its level of tier one capital, as a percentage of its total assets, at a minimum of 8.5%, and its level of qualifying total capital, as a percentage of risk-weighted assets, at a minimum of 11%. The Bank was not in compliance with this requirement at either December 31, 2012 or December 31, 2011. Management continues to explore options to raise the capital required for full compliance. At December 31, 2012, a capital contribution of $7,917,000 would have been needed to meet the capital ratios specified in the Consent Order.

NOTE 15 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS – (continued)

Included in the table are the actual capital amounts and ratios for the Bank and the required capital amounts and ratios for the Bank at December 31.

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required Under Consent Order	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2012						
Total Capital (Tier 1 and Tier 2) to risk-weighted assets of the Bank	$ 10,760,348	7.88%	$ 10,928,836	8.00%	$ 15,027,149	11.00%
Tier 1 (Core) Capital to risk-weighted assets of the Bank	9,032,034	6.61	5,464,418	4.00	N/A	N/A
Tier 1 (Core) Capital to average assets of the Bank	9,032,034	4.53	7,976,194	4.00	16,949,413	8.50

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required Under Consent Order	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011						
Total Capital (Tier 1 and Tier 2) to risk-weighted assets of the Bank	$ 10,350,300	6.40%	$ 12,944,731	8.00%	$ 17,799,005	11.00%
Tier 1 (Core) Capital to risk-weighted assets of the Bank	8,287,231	5.12	6,472,366	4.00	N/A	N/A
Tier 1 (Core) Capital to average assets of the Bank	8,287,231	3.79	8,756,307	4.00	18,607,152	8.50

Federal Reserve guidelines limit the amount of allowance for loan losses that can be included in tier two capital. In general, only 1.25% of net risk-weighted assets are allowed to be included. At December 31, 2012, only $1,728,314 was counted as tier two capital and $1,654,663 was disallowed. At December 31, 2011, $2,063,069 was counted as tier two capital and $3,236,385 was disallowed.

Under the Consent Order, the Bank is restricted from declaring or paying dividends without prior written authorization of the FDIC. The Bank is in full compliance with this restriction.

As required by the Consent Order, the Bank adopted a detailed liquidity plan on November 17, 2010 which provided for intended liquidity sources to meet the Bank's assessed liquidity needs over the time horizons of 6, 12 and 18 months. The liquidity plan was meant to address the stipulation in the Consent Order that prohibited the Bank from accepting brokered deposits. To meet this restriction, the Bank's liquidity plan entailed replacing maturing brokered deposits with a combination of local deposits and internet based time deposits. Since the beginning of 2010, the Bank has successfully used this strategy. There were no brokered deposits outstanding at year-end 2012. The Bank has been able to maintain sufficient liquidity for its required payments despite the restriction on issuing brokered deposits.

On August 17, 2011, the Bank was issued a Supervisory Prompt Corrective Action Directive (the "Directive") because of its undercapitalized capital category at December 31, 2010, its failure to submit a capital restoration plan that satisfies the requirements spelled out in the FDIC Rules and Regulations, and the

NOTE 15 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS – (continued)

continued deterioration of the Bank. The Directive stipulated that the Bank be restored to an "adequately capitalized" capital category within 60 days of the issuance of the Directive. Since the issuance of the Consent, the board has made many efforts to secure funding and comply with both the Consent and the Directive but has not been successful. As such, the Bank was not in compliance with the Directive at the end of 60 days and remains out of compliance. The board informed the FDIC in a letter dated October 14, 2011 that it was unable to comply with the Directive. There has been no further formal communications with the FDIC regarding the Directive.

NOTE 16 — OFF-BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of unfunded financial instruments with off-balance sheet risk was as follows at year-end:

	2012		2011	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$ 1,103,553	$ 20,452,062	$ 0	$ 21,349,655
Unused standby letters of credit	0	1,262,000	0	1,262,000
Commitments to make loans	253,000	0	0	0

Commitments to make loans are generally made for periods of 60 days or less.

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS
December 31,

	2012	2011
ASSETS		
Cash and cash equivalents	$ 7,746	$ 33,933
Investment in subsidiaries	9,344,766	8,686,686
Other assets	1,375	21,953
Total assets	$ 9,353,887	$ 8,742,572
LIABILITIES AND EQUITY		
Accrued expenses and other liabilities	$ 1,092,983	$ 662,954
Notes payable	5,000,000	5,000,000
Subordinated debentures	4,500,000	4,500,000
Shareholders' equity	(1,239,096)	(1,420,382)
Total liabilities and shareholders' equity	$ 9,353,887	$ 8,742,572

NOTE 17 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION – (continued)

CONDENSED STATEMENTS OF INCOME
Years Ended December 31,

	2012	2011
Other income	$ 83	$ 354
Interest expense	(429,959)	(418,243)
Other expense	(58,148)	(90,452)
Loss before income tax benefit and undistributed subsidiary income	(488,024)	(508,341)
Equity in undistributed subsidiary income (loss)	755,862	(1,959,068)
Federal income tax benefit	0	0
Net income (loss)	267,838	(2,467,409)
Other comprehensive income (loss)	(86,552)	201,240
Comprehensive income (loss)	$ 181,286	$ (2,266,169)

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2012	2011
Cash flows from operating activities		
Net income (loss)	$ 267,838	$ (2,467,409)
Equity in undistributed subsidiary (income) loss	(755,862)	1,959,068
Net change in:		
Other assets	20,578	1,186
Other liabilities	430,029	389,068
Net cash used in operating activities	(37,417)	(118,087)
Cash flows from investing activities		
Capital investment redeemed from subsidiaries	11,230	26,561
Net cash from investing activities	11,230	26,561
Net change in cash and cash equivalents	(26,187)	(91,526)
Beginning cash and cash equivalents	33,933	125,459
Ending cash and cash equivalents	$ 7,746	$ 33,933

NOTE 18 — FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 18 — FAIR VALUE MEASUREMENTS – (continued)

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities: The fair values of securities are obtained from a third party who utilizes quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing (Level 2 inputs), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Servicing Rights: The fair value of SBA servicing rights is obtained from a third party using assumptions provided by the Company. The individual servicing rights are valued individually taking into consideration the original term to maturity, the current age of the loan and the remaining term to maturity. The valuation methodology utilized for the servicing rights begins with projecting future cash flows for each servicing asset, based on its unique characteristics and market-based assumptions for prepayment speeds. The present value of the future cash flows are then calculated utilizing a market-based discount rate assumption. These inputs are generally observable in the marketplace resulting in a Level 2 classification.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals or internal evaluations. Management may add discounts to third party appraisals. The appraisals are generally obtained annually and are performed by qualified licensed appraisers approved by the Board of Directors. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. The comparable sales approach evaluates the sales price of similar properties in the same market area. This approach is inherently subjective due to the wide range of comparable sale dates. The income approach considers net operating income generated by the property and the investor's required return. This approach utilizes various inputs including lease rates and cap rates which are subject to judgment. Such adjustments can be significant and result in a Level 3 classification of the inputs for determining fair value.

Non-real estate collateral may be valued using appraisals, independent valuation tools, net book value per the borrower's financial statements, or aging reports. To determine the fair value, these values are adjusted or discounted based on several factors, including but not limited to: the Bank's historical losses within that particular asset category; knowledge of the collateral, including age and condition; and changes in market conditions from the time of the valuation, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Foreclosed Assets: Commercial and residential real estate properties classified as foreclosed assets are measured at fair value, less costs to sell. Fair values are generally based on recent real estate appraisals or internal evaluations. Management may add discounts to third party appraisals. The appraisals are generally obtained annually and are performed by qualified licensed appraisers approved by the Board of Directors. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. The comparable sales approach evaluates the sales price of similar properties in the same market area. This approach is inherently subjective due to the wide range of comparable sale dates. The income approach considers net operating income generated by the property and the investor's required return. This approach utilizes various inputs including lease rates and cap rates which are subject to judgment. Adjustments of the carrying amount utilizing this process result in a Level 3 classification.

NOTE 18 — FAIR VALUE MEASUREMENTS – (continued)

Assets measured at fair value on a recurring basis are summarized below for the years ending December 31, 2012 and 2011:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Available for sale securities:				
US Treasury	$ 4,094,532	$ 4,094,532	$ 0	$ 0
US Government and federal agency	20,259,743	0	20,259,743	0
Municipals	2,333,741	0	2,333,741	0
Mortgage-backed and collateralized mortgage obligations — residential	14,772,380	0	14,772,380	0
Total	$ 41,460,396	$ 4,094,532	$ 37,365,864	$ 0
Servicing assets	$ 41,650	$ 0	$ 41,650	$ 0
December 31, 2011				
Available for sale securities:				
US Treasury	$ 4,067,656	$ 4,067,656	$ 0	$ 0
US Government and federal agency	15,572,588	0	15,572,588	0
Municipals	2,891,420	0	2,891,420	0
Mortgage-backed and collateralized mortgage obligations — residential	12,040,439	0	12,040,439	0
Total	$ 34,572,103	$ 4,067,656	$ 30,504,447	$ 0
Servicing assets	$ 76,276	$ 0	$ 76,276	$ 0

During the first quarter of 2011, there was a transfer of two federal agency securities with a fair value of $991,568 at March 31, 2011 from Level 1 to Level 2. There were no transfers between Level 1 and Level 2 during the last three quarters of 2011 or at all during 2012.

NOTE 18 — FAIR VALUE MEASUREMENTS – (continued)

Assets measured at fair value on a non-recurring basis are summarized below. Impaired loans and foreclosed assets are included if the fair value of such assets was revised during the quarterly period then ended.

	Total	Significant Unobservable Inputs (Level 3)
December 31, 2012		
Impaired loans:		
Commercial	$ 84,755	$ 84,755
Commercial Real Estate:		
General	786,282	786,282
Residential	140,269	140,269
Total	$ 1,011,306	$ 1,011,306
Foreclosed assets:		
Commercial Real Estate:		
General	$ 141,596	$ 141,596
Construction	380,142	380,142
Total	$ 521,738	$ 521,738

	Total	Significant Unobservable Inputs (Level 3)
December 31, 2011		
Impaired loans:		
Commercial Real Estate:		
General	$ 3,871,595	$ 3,871,595
Construction	160,276	160,276
Consumer:		
Lines of credit	39	39
Residential	198,244	198,244
Total	$ 4,230,154	$ 4,230,154
Foreclosed assets:		
Commercial Real Estate:		
General	$ 570,069	$ 570,069
Construction	6,160	6,160
Residential	204,668	204,668
Total	$ 780,897	$ 780,897

NOTE 18 — FAIR VALUE MEASUREMENTS – (continued)

The following describes the impairment charges recognized during the period:

The method used to determine the valuation of impaired loans depends on the anticipated source of repayment. Collateral dependent impaired loans are measured using the fair value of the collateral which was determined using independent appraisals or internal evaluations and was adjusted for anticipated disposition costs. At December 31, 2012, impaired loans carried at fair value had a recorded investment of $2,394,211 and a valuation allowance of $1,382,905, resulting in additional provision of $13,000. At December 31, 2011, impaired loans carried at fair value had a recorded investment of $5,409,247 and a valuation allowance of $1,179,093, resulting in additional provision of $196,000.

Foreclosed assets carried at fair value at December 31, 2012 and 2011 were $521,738 and $780,897 respectively. During 2012, three properties included in this total were written down by $128,139. During 2011, one property included in this total was written down by $54,000. The fair value of other real estate owned was determined primarily using independent appraisals or internal evaluations and was adjusted for anticipated disposition costs.

The following table presents information as of December 31, 2012 about significant unobservable inputs related to the Bank's individually material Level 3 financial assets, by class, measured on a non-recurring basis:

	Fair Value	Valuation Technique (s)	Significant Unobservable Inputs	Range of Inputs	Weighted Average
December 31, 2012					
Impaired loans:					
Commercial Real Estate:		Sales comparison approach	Adjustments for differences between the comparable sales	0%	0%
General	$ 698,475	Income approach	Capitalization rate	10%	10%
Total	$ 698,475				
Foreclosed assets:					
Commercial Real Estate:					
Construction	$ 269,100	Sales comparison approach	Adjustments for differences between the comparable sales	(45.0) – 0%	(4.5)%
Total	$ 269,100				

1 For purposes of this disclosure, only material Level 3 assets are disclosed. These assets are included in the total non-recurring Level 3 financial assets reported on page 61.

NOTE 18 — FAIR VALUE MEASUREMENTS – (continued)

The carrying amounts and estimated fair values of financial instruments not previously presented above were as follows at year-end:

		Fair Value Measurements at December 31, 2012 Using				December 31, 2011	
	Carrying Amount	Level 1	Level 2	Level 3	Total	Carrying Amount	Fair Value
	(in thousands)						
Financial assets							
Cash and cash equivalents	$ 20,297	$ 20,297	$ 0	$ 0	$ 20,297	$ 8,920	$ 8,920
Loans held for sale	6,041	0	6,183	0	6,183	5,535	5,940
Loans, net (including impaired)	122,447	0	0	116,004	116,004	144,359	139,176
FHLB stock	451	N/A	N/A	N/A	N/A	451	N/A
Accrued interest receivable	592	12	163	417	592	746	746
Financial liabilities							
Deposits	184,176	88,959	94,185	0	183,144	191,545	193,775
Federal funds purchased and repurchase agreements	10,190	0	10,190	0	10,190	7,815	7,815
Subordinated debentures	4,500	0	0	1,125	1,125	4,500	1,125
Notes payable	5,000	0	0	500	500	5,000	2,500
Accrued interest payable	1,156	4	64	81	149	738	130

The methods and assumptions, not previously presented above, used to estimate fair values are described as follows:

(a) Cash and cash equivalents

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

(b) FHLB stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(c) Loans

Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.

(d) Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest

NOTE 18 — FAIR VALUE MEASUREMENTS – (continued)

rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(e) Federal funds purchased and repurchase agreements

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, generally maturing within ninety days, approximate their fair values resulting in a Level 2 classification.

(f) Subordinated debentures and Notes payable

The fair value of the Company's subordinated debentures is estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements and consideration of the Company's liquidity, resulting in a Level 3 classification. The fair value of the Company's notes payable is based upon an expected agreement for settlement of the loan with the creditor resulting in a Level 3 classification.

(g) Accrued interest receivable/payable

The carrying amounts of accrued interest approximate fair value resulting in a Level 1, 2 or 3 classification, depending on the associated asset or liability.

(h) Off-balance sheet instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of commitments is not material.

NOTE 19 — GOING CONCERN CONSIDERATION AND MANAGEMENT'S PLANS

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharges of liabilities in the normal course of business for the foreseeable future, and do not include any adjustments to reflect the possible future effects of recoverability and classification of assets, or the amounts and classifications of liabilities, that may result should the Company be unable to continue as a going concern. Some of these conditions and events and management's plans are further discussed below.

Management's execution of cost saving strategies and balance sheet management along with an improvement in the credit quality of the loan portfolio helped the Bank return to a profitable condition in 2012. The Company's consolidated net income of $267,838 in 2012 compares favorably with net losses of ($2,467,409) in 2011 and ($8,882,727) in 2010. It is management's intention to continue similar practices at the Bank to create an ongoing trend of profitability in 2013.

At year-end 2012, the Company's cash on hand was approximately $8,000. This limited cash to pay general operating expenses; the defaulted note payable; or provide any capital support to the Bank were concerns of the board and the main motivating factors behind the recent issuance of senior debt. On March 20, 2013, the Company, with approval from the FRB, borrowed $1,280,000 from 1030 Norton LLC, Michigan limited liability company owned by nine individuals; three directors of the Company, one former director and five local businessmen, and settled its $5,000,000 debt in full with Fifth Third for $500,000. In addition to the payment to Fifth Third, the proceeds of the new senior debt will be used for interest carry, general operations and potential capital support for the Bank. The note bears interest at 8% per annum, until paid in full. Interest is payable in arrears. The note matures on March 31, 2015. The note is secured by all of the issued and outstanding shares of the Bank as evidenced by a pledge agreement between the Company and 1030 Norton LLC dated March 20, 2013.

NOTE 19 — GOING CONCERN CONSIDERATION AND MANAGEMENT'S PLANS – (continued)

After the issuance of the new senior debt and after the Company's settlement with Fifth Third, the cash balance at the Company rose to $785,000 (unaudited). If cash needs continue at current levels, this cash would be enough to support the operations of the Company for the next several years. While the Company plans to pursue repaying the new senior debt prior to its maturity by selling stock, the Company's ability to raise sufficient additional capital is uncertain.

In spite of the Company's return to profitability in 2012, the settlement with Fifth Third and continued reduction in net risk weighted assets, the Bank remained undercapitalized throughout 2012; the same capital classification it had at December 31, 2011 and 2010. As a result of the Bank's capital classification and other elevated risk factors, the Bank is subject to a Consent Order and a Directive. For further discussion of the Bank's capital requirements, refer to the discussion in Note 15.

The Bank plans to continue building capital by maintaining profitability and through earnings expects to achieve an adequately capitalized regulatory status as required by the Directive by the first quarter of 2013. Should the Bank be considered adequately capitalized, its assessed FDIC premiums will be notably lower, further increasing profits.

Conversely, it is unlikely that through earnings, the Bank will be able to comply with capital levels required in the Consent Order in the near term. It is likely that support will be needed from the Company. At year-end 2012, the Bank would have needed a capital contribution of $7,917,000 to comply with the capital level stipulated in the Consent. These funds would likely need to be raised through the sale of Company stock since the Company has limited cash resources. As previously stated, however, the Company's ability to raise additional capital is uncertain.

In the meantime, failure to comply with provisions of the Consent Order may result in further regulatory action that could have a material adverse effect on the Company and its shareholders, as well as the Bank.

SHAREHOLDER INFORMATION

SEC Form 10-K

Copies of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge, upon written request. Please mail your request to Tracey A. Welsh, Senior Vice President and Chief Financial Officer, at Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Stock Information

The Company's common stock is traded on the OTC under the ticker symbol "CSHB". At March 18, 2013, there were approximately 180 record holders of the Company's common stock. The Company has paid no dividends since its formation in 1998.

The following table shows the high and low sales prices for the common stock of the Company by quarter during 2012 and 2011, as reported by the OTC. The Company's bid prices cannot be calculated due to limited market activity.

Sales Prices

	High	Low
Calendar Year 2012		
First Quarter	$ 0.55	$ 0.05
Second Quarter	0.85	0.07
Third Quarter	0.75	0.15
Fourth Quarter	0.75	0.20
Calendar Year 2011		
First Quarter	$ 1.01	$ 0.57
Second Quarter	0.75	0.32
Third Quarter	0.60	0.33
Fourth Quarter	0.45	0.05

Market Makers

At March 26, 2013 the following firms were registered with OTC as market makers in common stock of the Company:

Boenning & Scattergood, Inc.
4 Tower Bridge
200 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428

Monroe Securities, Inc.
100 North Riverside Plaza
Suite 1620
Chicago, IL 60606

Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

Stock Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-368-5948, via e-mail at
info@rtco.com or online at their
website, www.rtco.com

Legal Counsel
Dickinson Wright PLLC
2600 West Big Beaver Road, Suite 300
Troy, Michigan 48084
and
200 Ottawa Avenue, N.W., Suite 1000
Grand Rapids, Michigan 49503
www.dickinsonwright.com

Independent Auditors
Crowe Horwath LLP
55 Campau Avenue N.W., Suite 300
Grand Rapids, Michigan 49503

Additional Information

News media representatives and those seeking additional information about the Company should contact Heather D. Brolick, President and Chief Executive Officer of the Company, at (231) 780-1800, or by writing her at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Annual Meeting

This year's Annual Meeting will be held at 9:00 a.m. on Thursday, May 16, 2013 at the Muskegon Country Club, 2801 Lakeshore Drive, Muskegon, Michigan.

DIRECTORS AND OFFICERS

Community Shores Bank Corporation

Board of Directors

Gary F. Bogner (Chairman, non-officer)	Real Estate Developer
Heather D. Brolick	President and Chief Executive Officer
Robert L. Chandonnet (Vice Chairman, non-officer)	Owner and President, The Nugent Sand Company, Inc.
Bruce J. Essex	Chairman, Port City Die Cast
Julie K. Greene	Chief Executive Officer, Muskegon Surgery Center
Steven P. Moreland	President and Chief Executive Officer, Automatic Spring Products Corporation

Executive Officers

Heather D. Brolick	President and Chief Executive Officer
John M. Clark	Senior Vice President and Secretary
Tracey A. Welsh	Senior Vice President, Chief Financial Officer and Treasurer

Community Shores Bank

Board of Directors

Gary F. Bogner (Chairman, non-officer)	Real Estate Developer
Heather D. Brolick	President and Chief Executive Officer
Robert L. Chandonnet (Vice Chairman, non-officer)	Owner and President, The Nugent Sand Company, Inc.
Bruce J. Essex	Chairman, Port City Die Cast
Julie K. Greene	Chief Executive Officer, Muskegon Surgery Center
Steven P. Moreland	President and Chief Executive Officer, Automatic Spring Products Corporation

Management Team

Heather D. Brolick	President and Chief Executive Officer
John M. Clark	Senior Vice President/Commercial Loan Department Head and Secretary
Sharon L. Gary	Assistant Vice President/Human Resources Manager
Robert J. Jacobs	Senior Vice President/Business Development Officer
Susan M. Kane	Vice President/Mortgage Origination & Operations Manager
Amy L. Schultz	Senior Vice President and Technology/Operations Manager
Cerise A. Semrinec	Senior Vice President and Credit Administrator
Lori E. Versalle	Senior Vice President and Branch Administrator
Tracey A. Welsh	Senior Vice President, Chief Financial Officer and Treasurer

Faith A. Biros	Deposit Processing Manager
Monica J. Bixeman	Retail Banking Officer
Sherri S. Campbell	Vice President/Deposit Operations Manager
Kelly M. Christian	Assistant Vice President/Controller
Jennifer L. Egeler	Assistant Controller
Jon M. Huizenga	Assistant Vice President/Commercial Lending Officer
Christopher J. Knoll	Credit Analyst
Alan W. Kowalski	Assistant Vice President/Loan Adjustment — Collections Manager
Kimberli A. LaVallee	Assistant Vice President/Grand Haven Branch Manager
Renee L. Nyblade	Vice President/Mortgage Loan Officer
Benjamin D. Robbins	Vice President/Commercial Lending Officer
Jamie J. Sheffer	Assistant Vice President/North Muskegon Branch Manager
Janet S. Smith	Main Office Branch Manager
Clinton A. Todd	Vice President/Retail Lending Officer

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